   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 9, 1998.



                                                      REGISTRATION NO. 333-67077

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                AMENDMENT NO. 1


                                       TO


                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                            CENTRAL NEWSPAPERS, INC.
               (EXACT NAME OF REGISTRANT AS SPECIFIED IN CHARTER)

            INDIANA                            2711                          35-0220660
(STATE OR OTHER JURISDICTION OF    (PRIMARY STANDARD INDUSTRIAL   (I.R.S. EMPLOYER IDENTIFICATION
 INCORPORATION OR ORGANIZATION)    CLASSIFICATION CODE NUMBER)                  NO.)

                           -------------------------
               200 EAST VAN BUREN STREET, PHOENIX, ARIZONA 85004
                                  602-444-1122
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                              ERIC S. TOOKER, ESQ.
                        VICE PRESIDENT, GENERAL COUNSEL
                            AND CORPORATE SECRETARY
                            CENTRAL NEWSPAPERS, INC.
                           200 EAST VAN BUREN STREET
                             PHOENIX, ARIZONA 85004
                                  602-444-1100
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                            ------------------------

                        COPIES OF ALL COMMUNICATIONS TO:

                O. WAYNE DAVIS, ESQ.                              WINTHROP B. CONRAD, JR., ESQ.
          HENDERSON, DAILY, WITHROW & DEVOE                           DAVIS POLK & WARDWELL
               2600 ONE INDIANA SQUARE                                450 LEXINGTON AVENUE
             INDIANAPOLIS, INDIANA 46204                            NEW YORK, NEW YORK 10017
               TELEPHONE: 317-639-4121                               TELEPHONE: 212-450-4590

                           -------------------------

          APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC:
  As soon as practicable after this Registration Statement becomes effective.

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]


    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                            ------------------------
        THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THE REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THE PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


                 Subject to Completion. Dated December 9, 1998.


                                1,162,478 Shares

                                   [CNI LOGO]

                              Class A Common Stock

                           -------------------------


     All of the shares of Common Stock in the offering are being sold by the Nina Mason Pulliam Charitable Trust. Central Newspapers, Inc. will not receive any of the proceeds from the sale of the shares being sold by the Charitable Trust.


     The Class A Common Stock is listed on the New York Stock Exchange under the symbol "ECP." The last reported sale price of the Class A Common Stock was
$     per share.


     See "Risk Factors" on page 8 to read about certain factors you should consider before buying shares of the Class A Common Stock.


                           -------------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                           -------------------------


                                                                   Per
                                                                  Share       Total
                                                                ---------    --------
Public offering price.......................................    $            $
Underwriting discount.......................................    $            $
Proceeds, before expenses, to the Charitable Trust..........    $            $



     The underwriters may, under certain circumstances, purchase up to an additional 174,372 shares from the Charitable Trust at the public offering price less the underwriting discount.


GOLDMAN, SACHS & CO.                                DONALDSON, LUFKIN & JENRETTE

                           -------------------------


                     Prospectus dated [            ], 1999.

             COMPANIES AND PUBLICATIONS OF CENTRAL NEWSPAPERS, INC.

ALEXANDRIA NEWSPAPERS, INC.
Alexandria Daily Town Talk
McCormick Graphics and PressWorks
Internet address: http://www.thetowntalk.com

CAREER SERVICES, INC.
Westech ExpoCorp.
JobsAmerica
High Technology Careers Magazine
Internet address:
http://www.vjf.com

CENTRAL NEWSPAPERS, INC.
Internet address: http://www.centralnews.com

HOMEBUYER'S FAIR, INC.
Internet address: http://www.homefair.com and http://www.theschoolreport.com

MUNCIE NEWSPAPERS, INC.
The Muncie Star Press
The Advertiser Group
Internet address: http//www.thestarpress.com

PHOENIX NEWSPAPERS, INC.
The Arizona Republic
The Arizona Business Gazette
Internet address: http://www.azcentral.com

TOPICS NEWSPAPERS, INC.
The Daily Ledger
15 Community Weeklies

VINCENNES NEWSPAPERS, INC.
The Vincennes Sun-Commercial

                       INDIANAPOLIS NEWSPAPERS, INC.
                       The Indianapolis Star
                       The Indianapolis News
                       Internet address: http//www.starnews.com

                             AVAILABLE INFORMATION

     We file annual, quarterly, and special reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). These reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the following Regional Offices of the Commission: New York Regional Office, 7 World Trade Center, Suite 1300, New York, New York 10048 and Chicago Regional Office, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material may be obtained at prescribed rates from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. In addition, the Commission maintains a Website on the Internet (http://www.sec.gov) that contains these reports, proxy statements and other information. These reports, proxy statements and other information are also available for inspection and copying at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005, on which the Class A Common Stock is listed.

     We have filed with the Commission a Registration Statement on Form S-3 (of which this prospectus is a part) under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the shares of Class A Common Stock offered hereby. This prospectus does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Statements contained in this prospectus as to the contents of any contract or any other document are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit or schedule to the Registration Statement, each such statement being qualified in all respects by such reference and the exhibits and schedules thereto. For further information with respect to Central Newspapers, Inc. and the Class A Common Stock, you should read the Registration Statement, including the exhibits filed as a part thereof. The Registration Statement and the exhibits thereto may be inspected without charge at the office of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 and copies thereof may be obtained from the Commission at prescribed rates.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents, which we have previously filed (File No. 1-10333) with the Commission pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), are incorporated herein by reference and made a part hereof:

    1. Our Annual Report on Form 10-K for the fiscal year ended December 28, 1997, which incorporates by reference certain portions of (a) our 1997 Annual Report to Shareholders and (b) our proxy statement for the 1998 Annual Meeting of Shareholders;

    2. Our Quarterly Report on Form 10-Q dated May 1, 1998;

    3. Our Quarterly Report on Form 10-Q dated August 4,1998;

    4. Our Quarterly Report on Form 10-Q dated November 5, 1998; and

    5. The Description of Capital Stock contained in our Registration Statement on Form 10 filed September 13, 1989.

     All documents we file with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of the offering of the shares will be deemed to be incorporated by reference herein and to be part hereof from the date of filing of such documents. In the case of a conflict, statements in documents most recently filed with the Commission should be relied upon.

     We will provide to you, without charge, a copy of the documents which have been or may be incorporated herein by reference (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into such documents). Oral or written requests for such copies should be directed to Central Newspapers, Inc., 200 East Van Buren Street, Phoenix, Arizona 85004,
Attention: Chief Financial Officer (telephone 602-444-1100).

                               PROSPECTUS SUMMARY


     The following summary is qualified in its entirety by the more detailed information and consolidated financial statements appearing elsewhere, or incorporated by reference, in this prospectus. In this prospectus, the "Company," "we," "us" and "our" refer to Central Newspapers, Inc. and its consolidated subsidiaries. In addition, the "Charitable Trust" or the "Selling Shareholder" refers to the Nina Mason Pulliam Charitable Trust.



                                  THE COMPANY



     We publish the only major daily newspapers in the greater Phoenix metropolitan area and central Indiana. Our flagship newspapers are The Arizona Republic in Phoenix and The Indianapolis Star in Indianapolis. These newspapers have been published for over a century. According to circulation statistics compiled by the Newspaper Association of America, The Arizona Republic has been one of the fastest growing major daily morning newspapers in the country over the last three years. According to the Audit Bureau of Circulation, our circulation penetration at December 31, 1997 as set forth below was among the highest in the industry:



                              DAILY    SUNDAY
                              -----    ------
     - The Arizona Republic   41%      52%

     - The Indianapolis Star
       and the Indianapolis
       News                   42%      60%



     Our control of the only major daily newspaper in each of our key markets is of critical importance in attracting and maintaining advertising which is our principal source of revenue. Moreover, we generate in excess of 80% of our circulation from subscriptions, thereby adding relative stability to our revenue base.



     We have benefited from the continuing economic growth and development of our key markets. With 2.9 million residents in the greater Phoenix metropolitan area, Phoenix is the nation's seventh largest city. In the greater Phoenix metropolitan area, growth across several diverse economic sectors, from manufacturing and construction to trade and services, has outpaced the national average over the past three years. Phoenix led the nation in job growth for 1997, and its 1997 average annual unemployment rate of 2.9% was below the national unemployment rate of 4.9%. Its manufacturing base, a substantial portion of which comes from high technology, is projected by the Greater Phoenix Economic Council to grow faster than the national rate. The greater Indianapolis metropolitan area, with 1.5 million residents, has also experienced solid economic and population growth, and its 1997 average annual unemployment rate of 2.8% was well below the national average. Its economy is anchored by a large and diverse industrial base, including such major corporations as Eli Lilly and Company, Conseco, Inc., and Dow AgroSciences. Large downtown development projects such as the Convention Center, the RCA Dome and Circle Centre, a large retail shopping center, have also bolstered the regional economy.



     We also own and operate several smaller newspapers in Central Indiana and Louisiana, as well as:



     -  Westech ExpoCorp., which organizes job fairs for the high tech industry;



     -  High Technology Careers, which publishes High Technology Careers
        Magazine;



     - Virtual Job Fair (http:/www.vjf.com), an internet-based resume posting and research service;



     - Homebuyer's Fair, Inc., which provides Internet services and information for people who are moving and corporations that are relocating their employees; and



     -  a commercial printer.



     We have consistently grown our revenues, earnings before non-operating income and interest expense, taxes, depreciation, amortization and costs associated with asset impairments and workforce reductions ("EBITDA") and net income over the last five years. For the five fiscal years ended
December 28, 1997, we recorded compound annual growth in revenues and EBITDA of 10.6% and 20.2%. For the fiscal year ended December 28, 1997, we generated revenues of $716.1 million, EBITDA of $193.1 million and net income of $81.5 million. In 1997, we derived 76% of our revenue from advertising, 20% from circulation, and 4% from other sources. Our EBITDA as a percentage of revenues ("EBITDA margin") was 27% for this period, representing the fifth year of improving EBITDA margin out of the last six years. Key drivers of our financial success include the expansion of advertising and circulation revenue in our existing markets, the implementation of certain cost-cutting measures, the repurchase of our common stock, and the development of product line extensions to meet the information needs of the market we serve.



     Our financial objective is to continue to build value for our shareholders by focusing on the strengths inherent in our current markets while selectively pursuing acquisitions. The principal elements of our strategy are as follows:



     - ENHANCE ADVERTISING AND CIRCULATION REVENUE BASE. Controlling the only major daily newspapers in our key markets affords us a competitive advantage in attracting and maintaining advertising, especially compared to other advertising vehicles such as radio and television broadcasting stations, each of which individually reach a significantly smaller audience. We continue to expand our advertising revenue base by developing long-term relationships with key advertising accounts and promoting cross-selling opportunities. We also recently reorganized the sales and marketing departments at both The Arizona Republic and The Indianapolis Star, incorporating more sales-based incentives into the compensation structure, which we believe will produce greater advertising revenue.



        Our daily home-delivered subscription base represents more than 85% of total circulation. The industry average is approximately 74%. This large subscription base adds to the stability of our revenues, and we continue to emphasize and improve the quality of daily home delivery.



     - CONTINUE TO ACHIEVE COST EFFICIENCIES. We have recently identified several areas for more efficient cost management and have begun to pursue these opportunities. Recent initiatives include:



             -  the January 1997 closing of The Phoenix Gazette;



             - the consolidation of The Muncie Star and the Muncie Evening Press into The Star Press in May 1996;



             - the implementation of client server computer systems in Phoenix; and



             -  the consolidation of the editorial function in Indianapolis.



        We continue to pursue opportunities like these, with a particular focus on increasing production automation, improving distribution and enhancing workforce productivity.



     - SELECTIVELY PURSUE BRAND-ENHANCING ACQUISITIONS AND NEW PRODUCT DEVELOPMENTS. We pursue acquisitions where we believe we can add or derive significant value from our operating expertise or line extension opportunities. Recent acquisitions include:



             - the purchase of the Alexandria Daily Town Talk newspaper in March 1996;



             -  the purchase of Westech in February 1997; and



             -  the purchase of Homebuyer's Fair in October 1997.

        Additional product developments include the development of web sites for our major newspapers.



     Our corporate headquarters' address is 200 East Van Buren Street, Phoenix, Arizona 85004 and our telephone number is (602) 444-1100.


                              SELLING SHAREHOLDER


     The Nina Mason Pulliam Charitable Trust indirectly acquired 5,073,600 shares of Class A Common Stock and 3,732,500 shares of Class B Common Stock from the estate of Nina Mason Pulliam, the widow of our founder. On October 23, 1998, we repurchased 2,500,000 shares of Class A Common Stock from the Charitable Trust at $60 per share. In addition, in November 1998, we repurchased 1,500,000 shares of our Class A Common Stock from the Charitable Trust at $67 per share, pursuant to the exercise of an option. We also have an agreement with the Charitable Trust which provides that:



     - We will register up to 1,336,850 shares of Class A Common Stock for sale by the Charitable Trust under the federal securities laws. The offering made by this prospectus is pursuant to this provision.



     - The Charitable Trust may not otherwise sell any shares of Class A Common Stock before September 21, 1999.


See "Selling Shareholder."

                                  THE OFFERING


     The following information assumes that the underwriters do not exercise the option granted by the Charitable Trust to purchase additional shares in the offering. See "Underwriting."



Class A Common Stock offered by the Charitable
  Trust.......................................  1,162,478
Common Stock to be Outstanding after the
  Offering(1):
  Class A Common Stock........................  17,407,468
  Class B Common Stock........................  29,456,720
New York Stock Exchange symbol................  "ECP"
Use of Proceeds...............................  We will not receive any of the proceeds from this offering


---------------

(1) As of December 4, 1998 and assumes that the Charitable Trust will convert 1,888,780 shares of Class B Common Stock into 188,878 shares of Class A Common Stock in order to facilitate this offering.



                                 RECENT EVENTS



     On December 8, 1998, our board of directors declared a two-for-one split of the Class A and Class B Common Stock. The board also declared the regular quarterly dividend (pre-split) of $0.24 per share of its Class A Common Stock and $0.024 on its Class B Common Stock. The stock dividend and cash dividend will be distributed on January 8, 1999 to holders of record of Class A and Class B Common Stock as of the close of business on December 18, 1998.



     In addition, on December 8, 1998, it was announced that Frank E. Russell would retire as chairman of the Company at the end of the year. The board elected current president and chief executive officer Louis A. Weil as chairman of the Company effective December 31, 1998.

                                  RISK FACTORS

     You should carefully consider the risks described below before making an investment decision. The risks and uncertainties described below are not the only ones facing our company. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations.

     If any of the following risks actually occur, our business, financial condition or results of operations could be materially affected. As a result, the trading price of our Class A Common Stock could decline, and you may lose all or part of your investment.


     This prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this prospectus.



                        DEPENDENCE ON SUBSCRIPTION BASE



     We derive a major source of revenue from our sale of newspapers through subscriptions. Our daily home-delivered subscription base represents more than 85% of our total circulation, which exceeds the newspaper industry average of approximately 74%. While our large subscription base adds relative stability to our revenue base and we continue to improve the quality of daily home delivery, our circulation is still largely dependent on such factors as our market position, preferences of readers, and the development of new forms of information dissemination (e.g. Internet). Any decline in circulation due to such factors could have a material adverse effect on our financial condition and results of operations.



                         DEPENDENCE ON LOCAL ECONOMIES



     Presently, we benefit from the economic growth and development of our key markets -- Phoenix, Arizona and Indianapolis, Indiana. Our advertising revenues and, to a lesser extent, circulation revenues are dependent on a variety of factors specific to the communities we serve. These factors include, among others, the size and demographic characteristics of the local population, the local economic conditions and local weather conditions. If any of these factors were to be adversely affected, there could be no assurance that our financial condition or results of operations would not be adversely affected.



                         NEWSPAPER INDUSTRY COMPETITION



     Most of our revenues are derived from two sources: advertising expenditures and newspaper sales. The primary competition for advertising expenditures and newspaper sales comes from alternative sources of news and information, like regional and national newspapers, television, radio, direct mail, the Internet, as well as other forms of communication. These alternative sources of news and information could materially impact our advertising and sales, and thus affect our revenues and operating costs.



     Competition for advertising expenditures is based largely upon advertiser results, readership, advertising rates, demographics and circulation levels. Competition for newspaper sales is based largely upon the content of the newspaper, its price and the effectiveness of its distribution. Our control of the only major daily newspapers in each of our key markets is of critical importance in maintaining both sales and advertising. Thus, any direct competition in our respective markets could impair our significant market position and consequently have an adverse effect on our revenues and operating costs.

                        COLLECTIVE BARGAINING AGREEMENTS



     Approximately 40% of our employees are covered by a total of 23 collective bargaining agreements. Given the large number of collective bargaining agreements, we are frequently involved in labor negotiations. As of December 4, 1998, we were involved in ongoing negotiations with respect to five different bargaining agreements, involving approximately 350 employees engaged in various trades at our facilities. No assurance can be given as to the outcome of these negotiations or as to the impact of such negotiations or agreements in the future.



                            DEPENDENCE ON NEWSPRINT



     Significant increases in newsprint costs, or an insufficient supply could have a material adverse effect on our financial condition or results of operations. This is because newsprint is the basic raw material used in our business. We consumed approximately 179,400 metric tons of newsprint in fiscal year 1997, and our consumption is estimated to be approximately 190,000 tons in 1998. This increase is due primarily to linage and circulation gains in 1998. We currently obtain our newsprint from a number of suppliers, both foreign and domestic, a majority of which are under long-term contracts.



     Newsprint costs are cyclical and vary widely from period to period. Price changes are the major factor in these fluctuations. Likewise, our newsprint costs are affected by our changing volume needs. Our recent volume increase of 3.4% for the first nine-month period in 1998 over the comparable 1997 period was related to increased advertising linage and circulation gains. We anticipate that newsprint expense comparisons will continue to show slight increases during the last quarter of 1998 due to higher prices and volume increases.



     Given the fluctuations in newsprint costs, we cannot predict whether any increase in costs of newsprint will occur or the amount or timing of any increase.



                        FLUCTUATION OF QUARTERLY RESULTS



     Generally, newspaper companies tend to follow a distinct and recurring seasonal revenue pattern. The first quarter of the year (January-March) tends to be the weakest quarter because advertising volume is then at its lowest level. The fourth quarter (October-December) tends to be the strongest quarter, as it includes heavy holiday season advertising. Our business reflects this seasonality, with our peak revenues and profits generally occurring in the second and fourth quarter of each year. We expect that seasonal fluctuations in revenue will continue to affect our results of operations in future periods. Therefore, results of operations in any period should not be considered indicative of the results to be expected for any future periods.



                            RISKS IN GROWTH STRATEGY



     Our growth strategy of strengthening our presence in our existing markets presents risks inherent in assessing the value, strengths and weaknesses of acquisition opportunities, in evaluating the costs of new growth opportunities and in expanding into new products and improving our operating efficiency. We are unable to predict the number or timing of future acquisition opportunities, or whether any such opportunities will meet our acquisition criteria. Moreover, if such acquisitions occur, we are unable to predict whether they will be a success.



     Likewise, our growth strategy also depends on our ability to achieve cost efficiencies through increasing production automation, improving distribution and enhancing work force productivity. There can be no assurances that we will be able to successfully implement this strategy in the future.



                       CONTROL BY EUGENE C. PULLIAM TRUST



     Although we have two classes of voting common stock, Class A Common Stock and Class B Common Stock, holders of the Class A Common Stock have one-tenth of one vote per share, while holders of the Class B Common Stock have one vote per share on all matters upon which shareholders are entitled to vote. Presently, a majority of our voting power is held by the Eugene C. Pulliam Trust, which owns approximately 73% of our Class B Common Stock and approximately 69% of our combined voting power. The concentration of voting control by this trust may affect decisions made on behalf of the Company. For example, this trust has the ability to elect all of the members of the Board of Directors and thus could control the policies and operations of our businesses. Thus, circumstances may occur in which the interest of this trust may be in conflict with the interest of the holders of Class A Common Stock.



                          ANTI-TAKEOVER EFFECT OF THE


                            EUGENE C. PULLIAM TRUST



     Under the terms of the Eugene C. Pulliam Trust, the trustees are directed not to take or approve any action by us that would cause the trust to have less voting power with respect to us or any corporation into which we are merged or consolidated, than its proportion of the voting power at the time of the execution of the trust (54%). Specifically, the trust's provisions prohibit it from selling, exchanging, pledging or otherwise disposing of its stock, as well as approving any reorganization or recapitalization, including mergers and consolidations, that would dilute the trust's voting power. As a result, this may make it more difficult for a third party to acquire a majority of our outstanding capital stock. Likewise, certain provisions of Indiana law applicable to us could also delay, deter or prevent a merger, tender offer, or other takeover attempts.



                             INTEREST RATE EXPOSURE



     On October 23, 1998, we repurchased 2,500,000 shares of Class A Common Stock from the Nina Mason Pulliam Charitable Trust for $150.8 million, which includes related interest cost. In addition, in November 1998, we repurchased 1,500,000 shares of our Class A Common Stock from the Charitable Trust for $100.5 million. These repurchases were financed with a $300 million revolving credit facility. As a result of this indebtedness, our earnings are more susceptible to interest rate fluctuations than before.



                         POTENTIAL LITIGATION EXPOSURE



     We are from time to time named as defendants in litigation in which the plaintiffs claim significant damages. As a newspaper company, we are especially susceptible to libel and invasion of privacy actions. As a result, there is a risk that an adverse judgment may have a material adverse effect on our financial condition or results of operations.



                        RISK OF YEAR 2000 NONCOMPLIANCE



     We have developed a comprehensive program to identify, evaluate, test, upgrade or replace each of our computer and non-computer based systems in connection with Year 2000 readiness.



     Despite these efforts, we could potentially experience a disruption in our operations as a result of potential noncompliance of certain vendors, financial institutions, governmental agencies or other third parties or external systems. This disruption could potentially affect various aspects of our business operations, including the timeliness and content of certain newspapers or online products. At this time, we are unable to determine whether the consequences of Year 2000 failures would have a material impact on our results of operations, liquidity or financial condition.

            PRICE RANGE OF CLASS A COMMON STOCK AND DIVIDEND POLICY


     The Class A Common Stock is listed on the New York Stock Exchange under the symbol "ECP." The Class B Common Stock is not publicly traded. The following table sets forth the high and low reported sale prices for the Class A Common Stock for the periods indicated as reported on the New York Stock Exchange Composite Tape and the dividends declared and subsequently paid with respect to the Class A Common Stock and the Class B Common Stock for such periods:



                                                        CLASS A COMMON              DIVIDENDS PER
                                                         STOCK PRICE                    SHARE
                                                      ------------------          ------------------
                                                      HIGH           LOW          CLASS A    CLASS B
                                                      ----           ---          -------    -------
1996
  First quarter.....................................  $37 7/8        $30 3/4       $0.17     $0.017
  Second quarter....................................   38 3/8        34 1/8         0.17      0.017
  Third quarter.....................................   39 3/8        33 3/8         0.19      0.019
  Fourth quarter....................................   44 1/4        38 1/4         0.19      0.019
                                                                                   -----     ------
                                                                                   $0.72     $0.072
1997
  First quarter.....................................  $50 3/4        $43 3/8       $0.19     $0.019
  Second quarter....................................   71 5/8        47 7/8         0.19      0.019
  Third quarter.....................................   76 1/4        65 7/8         0.21      0.021
  Fourth quarter....................................   76 7/8        65 3/8         0.21      0.021
                                                                                   -----     ------
                                                                                   $0.80     $0.080
1998
  First quarter.....................................   74 1/4        62 1/16       $0.21     $0.021
  Second quarter....................................   74 15/16      61 5/8         0.21      0.021
  Third quarter.....................................   70 1/8        57             0.24      0.024
  Fourth quarter (through December [  ], 1998)......



     On December [  ], 1998, the reported last sale price for the Class A Common
Stock was $[     ] per share on the New York Stock Exchange. On December 8,
1998, our Board of Directors declared a $0.24 dividend per share of Class A Common Stock ($0.024 per share with respect to the Class B Common Stock) payable on January 8, 1999, to holders of record on December 18, 1998.


     While future dividends will be subject to the discretion of our Board of Directors, the Board of Directors currently intends to continue the policy of paying cash dividends on a quarterly basis. However, future dividends will depend upon our results of operations, financial condition, capital expenditure program and other factors, some of which are beyond our control. There can be no assurance as to whether or when our Board of Directors will change the current policy regarding dividends.

                                USE OF PROCEEDS

     All of the shares of Class A Common Stock being offered hereby are being sold by the Selling Shareholder. We will not receive any proceeds from the offering.

                                 CAPITALIZATION


     The following table sets forth our unaudited capitalization as of September 27, 1998, and as adjusted to reflect our repurchases of an aggregate of 4,000,000 shares of Class A Common Stock from the Charitable Trust. Funding for these repurchases came from a $300 million revolving credit facility, which is accounted for as long-term debt.



                                                                  SEPTEMBER 27, 1998
                                                              --------------------------
                                                               ACTUAL     AS ADJUSTED(1)
                                                              --------    --------------
                                                                    (IN THOUSANDS)
Cash and cash equivalents...................................  $ 32,049       $ 32,049
                                                              ========       ========
Short-term borrowings.......................................  $  5,000       $  5,000
                                                              ========       ========
Long-term debt..............................................  $     --       $250,500
                                                              --------       --------
Redeemable preferred stock issued by subsidiary.............    18,920         18,920
                                                              --------       --------
Shareholders' equity:
  Preferred Stock, issuable in series:
     Authorized -- 25,000,000 shares
     Issued -- none.........................................        --             --
  Class A Common Stock -- without par value:
     Authorized -- 150,000,000 shares
     Issued -- 21,314,058 and 17,314,058 shares.............    36,543         29,685
  Class B Common Stock -- without par value:
     Authorized -- 130,000,000 shares
     Issued -- 31,345,500 and 31,345,500 shares.............        63             63
  Retained earnings.........................................   343,707        100,065
  Unamortized value of restricted stock.....................    (1,419)        (1,419)
  Net unrealized gain on available-for-sale securities......     1,330          1,330
                                                              --------       --------
          Total shareholders' equity........................   380,224        129,724
                                                              --------       --------
Total capitalization........................................  $399,144       $399,144
                                                              ========       ========


-------------------------


(1) The adjusted retained earnings figure reflects the stock repurchases.

                      SELECTED CONSOLIDATED FINANCIAL DATA


     The selected consolidated financial data in the following table (other than the financial data for the thirty-nine weeks ended September 28, 1997 and September 27, 1998) for each of the five fiscal years in the period ended December 28, 1997 have been derived from our consolidated financial statements which, for the fiscal year ended December 28, 1997, have been audited by PricewaterhouseCoopers LLP and, with respect to the other fiscal years, have been audited by Olive LLP (formerly Geo. S. Olive & Co. LLC), independent auditors. See "Experts." The selected consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and notes thereto appearing elsewhere in this prospectus and the other documents incorporated herein by reference. The selected consolidated financial data for the thirty-nine weeks ended September 28, 1997 and September 27, 1998 have been derived from our unaudited financial statements and include, in the opinion of the management, all adjustments (consisting only of normal recurring accruals) necessary to present fairly the financial position and results of operations for such periods. The results of operations for the thirty-nine weeks ended September 27, 1998 are not necessarily indicative of the results expected for the full fiscal year 1998.

                                                     FISCAL YEAR ENDED                                      39 WEEKS ENDED
                          ------------------------------------------------------------------------   -----------------------------
                          DECEMBER 26,   DECEMBER 25,   DECEMBER 31,   DECEMBER 29,   DECEMBER 28,   SEPTEMBER 28,   SEPTEMBER 27,
                              1993           1994         1995(1)          1996           1997           1997            1998
                          ------------   ------------   ------------   ------------   ------------   -------------   -------------
                                                           (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS
  DATA:
  Operating revenues:
    Advertising.........    $346,566       $395,450       $446,693       $479,474       $541,311       $395,790        $411,885
    Circulation.........     118,032        121,823        129,537        134,133        143,153        106,545         112,376
    Other...............       1,969          2,429          3,671          6,708         31,673         22,293          30,787
                            --------       --------       --------       --------       --------       --------        --------
                             466,567        519,702        579,901        620,315        716,137        524,628         555,048
                            --------       --------       --------       --------       --------       --------        --------
  Operating expenses:
    Compensation........     199,266        217,078        222,748        228,316        239,783        177,434         181,787
    Newsprint and ink...      68,336         76,247        110,085        113,171        105,467         76,846          84,100
    Other operating
      costs.............     106,042        116,944        129,362        137,875        177,829        128,422         145,622
    Depreciation and
      amortization......      25,810         26,639         28,487         35,528         42,022         32,179          34,613
    Asset impairment
      cost..............          --             --             --          4,226             --             --              --
    Work force reduction
      cost..............       1,491          7,064          3,328          1,340          9,999          9,355              77
                            --------       --------       --------       --------       --------       --------        --------
                             400,945        443,972        494,010        520,456        575,100        424,236         446,199
                            --------       --------       --------       --------       --------       --------        --------
  Operating income......      65,622         75,730         85,891         99,859        141,037        100,392         108,849
    Other income-net....       2,417          4,965          8,154          4,009          2,152          1,751           2,808
                            --------       --------       --------       --------       --------       --------        --------
    Income before income
      taxes.............      68,039         80,695         94,045        103,868        143,189        102,143         111,657
    Provision for income
      taxes.............      27,948         32,847         38,048         42,431         58,797         42,304          46,231
                            --------       --------       --------       --------       --------       --------        --------
    Income before
      minority interest
      and equity in
      affiliate.........      40,091         47,848         55,997         61,437         84,392         59,839          65,426
    Minority interest in
      subsidiaries......      (3,683)        (2,977)        (1,409)        (1,629)        (2,566)        (1,975)         (1,937)
    Equity in affiliate,
      net of tax........      (4,280)        (3,550)          (590)         1,726           (331)          (255)            803
    Net income..........    $ 32,128       $ 41,321       $ 53,998       $ 61,534       $ 81,495       $ 57,609        $ 64,292
                            ========       ========       ========       ========       ========       ========        ========
    Net income per
      common share:
      Basic.............    $   1.21       $   1.55       $   2.03       $   2.31       $   3.17       $   2.22        $   2.57
      Diluted...........    $   1.20       $   1.54       $   2.01       $   2.28       $   3.08       $   2.16        $   2.49
                            ========       ========       ========       ========       ========       ========        ========
    Average common
      shares
      outstanding:
      Basic.............      26,571         26,621         26,651         26,619         25,732         25,918          25,061
      Diluted...........      26,706         26,825         28,869         27,038         26,473         26,635          25,771

                                                     FISCAL YEAR ENDED                                      39 WEEKS ENDED
                          ------------------------------------------------------------------------   -----------------------------
                          DECEMBER 26,   DECEMBER 25,   DECEMBER 31,   DECEMBER 29,   DECEMBER 28,   SEPTEMBER 28,   SEPTEMBER 27,
                              1993           1994         1995(1)          1996           1997           1997            1998
                          ------------   ------------   ------------   ------------   ------------   -------------   -------------
                                                           (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF CASH FLOWS
  DATA:
  Net cash provided by
    operating
    activities..........    $ 73,732       $ 41,897       $ 62,283       $122,015       $153,823       $112,168        $113,389
  Net cash used by
    investing
    activities..........     (55,547)       (27,530)       (42,463)       (73,037)       (70,706)       (45,981)        (41,142)
  Net cash used by
    financing
    activities..........     (13,263)       (14,405)       (15,783)       (38,971)       (82,342)       (46,585)        (77,122)
OTHER DATA:
  EBITDA(2).............    $ 92,923       $109,433       $117,706       $140,953       $193,058       $141,926        $143,539
  EBITDA margin.........       19.9%          21.1%          20.3%          22.7%          27.0%          27.1%           25.9%
  Capital
    expenditures........    $ 16,049       $ 23,256       $ 58,676       $ 46,530       $ 25,135       $ 18,144        $ 30,916
  Net cash provided by
    operating
    activities,
    excluding the
    effect of trading
    securities..........      73,732         87,579         79,913         81,344        142,192        110,008         114,967
BALANCE SHEET DATA:
  Cash and cash
    equivalents.........    $ 22,143       $ 22,105       $ 26,142       $ 36,149       $ 36,924       $ 55,751        $ 32,049
  Total assets..........     464,688        500,444        547,204        586,972        614,311        620,920         618,695
  Working capital.......     127,999        132,907        137,818         92,323         64,739         60,185          57,304
  Long-term debt........       2,678          2,678          2,678          2,678             --          2,678              --
  Shareholders'
    equity..............     290,693        319,762        358,741        387,550        382,279        368,813         380,224


-------------------------

(1) 53-week year.


(2) Earnings before non-operating income and interest expense (other income-net), taxes, depreciation, amortization and costs associated with asset impairments and workforce reductions "special charges" ("EBITDA"). We believe that EBITDA is a valuable indicator of pre-tax profitability and also is used commonly by the financial and investment community to analyze communications and media companies. However, EBITDA is not derived pursuant to generally accepted accounting principles ("GAAP") and therefore should not be construed as an alternative to operating income or as a measure of liquidity. EBITDA as defined herein may not be comparable to other similar measurements, as entities define these non-GAAP measurements in different ways.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

                                    GENERAL

     Our principal line of business is newspaper publishing. Revenues are derived primarily from advertising and newspaper sales in the Phoenix, Arizona and Indianapolis, Indiana metropolitan areas. We also have an 80% interest in the Westech group of companies, which is predominantly in the jobs fair business and a 13.5% interest in Ponderay, a partnership formed to own a newsprint mill in the State of Washington. The following analysis should be read in conjunction with the fiscal 1997 consolidated financial statements and the accompanying notes to the consolidated financial statements.

     Our business tends to be seasonal, with peak revenues and profits generally occurring in the second and fourth quarters of each year. The results for 1995, 1996 and 1997 reflect these seasonal patterns. In addition, the 1996 and 1997 fiscal years each included 52 weeks and fiscal year 1995 included 53 weeks.

                                 RECENT EVENTS


     On October 23, 1998, pursuant to a September 21, 1998 agreement, we repurchased 2,500,000 shares of Class A Common Stock from the Nina Mason Pulliam Charitable Trust at $60 per share (plus interest from September 16, 1998) for a total consideration of $150.8 million. In addition, in November 1998, we repurchased 1,500,000 shares of our Class A Common Stock, pursuant to the exercise of an option from the Charitable Trust, at $67 per share for a total consideration of $100.5 million. These repurchases were financed with a $300 million revolving credit facility arranged by First Chicago Capital Markets, Inc. (a subsidiary of Bank One Corporation), and syndicated to a group of banks. This $300 million revolving credit facility, which closed on November 10, 1998, consists of a $200 million five-year and a $100 million 364-day revolving credit facility. The credit facility may be used for general corporate purposes, including the repurchase of common stock. Under the credit facility, we can choose among loans with interest rates based on either an Alternative Base Rate (fixed rate), an Adjusted LIBOR (floating rate), or a Competitive Bid (a floating rate loan based on bids solicited from the lenders) as those terms are defined in the credit agreement. We must maintain compliance with certain covenants under the terms of the credit facility.


     At our annual meeting of shareholders on May 15, 1998, our shareholders approved an increase in the number of authorized shares of Class A Common Stock from 75,000,000 to 150,000,000 shares and Class B Common Stock from 50,000,000 to 130,000,000 shares.

     In December 1997, the Board of Directors authorized additional repurchases of up to $100.0 million of our Class A Common Stock. The shares may be purchased within the subsequent three years on the open market or in privately negotiated transactions. We have repurchased a total of 897,730 shares under this authorization through September 27, 1998 at a total cost of approximately $58.1 million. This authorization replaces the March 19, 1996, repurchase program under which we repurchased 745,000 shares of Class A Common Stock at a cost of approximately $33.2 million.

     In October 1997, we acquired an 80% interest in Homebuyer's Fair, Inc. which provides internet-based services and information for people who are moving and corporations that are relocating employees. In September 1998, we increased our ownership to 89%. We have an option to purchase the remaining 11%, which is exerciseable on or after December 31, 2000.

     In May 1997, we repurchased an aggregate of 1,177,367 shares of Class A Common Stock from three non-profit organizations at a total cost of $58.6 million.

     In February 1997, we acquired 80% of Westech for $34.8 million. Westech consists of Westech ExpoCorp., which organizes job fairs for the high-tech industry; High Technology Careers, which publishes High Tech-nology Careers Magazine and Virtual Job Fair (http://www.vjf.com), an internet-based resume posting and research service; and JobsAmerica, which organizes job fairs for service industry positions. Westech had $32.2 million in revenues in 1997. In June 1997, Westech acquired the assets of Target Career Fairs, a Boston-based company that organizes job fairs for the high-technology industry in the eastern portion of the U.S., including the cities of Boston, Raleigh, Orlando, Philadelphia and St. Louis. Target had 1996 revenues of approximately $3.0 million.


     Effective January 18, 1997, we ceased publication of the afternoon newspaper, The Phoenix Gazette, and realigned the news gathering structure of our morning newspaper, The Arizona Republic. These changes caused us to record a one-time pre-tax charge to earnings of approximately $4.3 million in 1997, and resulted in a reduction in operating expenses of approximately $5.0 million in 1997 and ongoing annual operating expense savings in future years of approximately $6.4 million. A substantial portion of the savings are derived from the approximately 85 positions eliminated as a result of these actions.

     On January 3, 1997, we acquired the remaining 9.8% of Indianapolis Newspapers, Inc. ("INI") common stock that we did not already own. This transaction, which was recorded using purchase accounting, was accomplished by issuing the minority shareholders an aggregate of 1,892 shares of newly created, non-voting, INI preferred stock with an aggregate stated value of approximately $18.9 million in exchange for the shares of INI common stock owned by them. The preferred stock provides for aggregate annual dividends of approximately $1.3 million on a cumulative basis, is callable in five years by INI, and is redeemable at any time by the shareholders of INI at the stated value plus accrued but unpaid dividends. This transaction did not have a material effect on earnings.


     On March 12, 1996, we purchased Alexandria Newspapers, Inc. ("ANI") which owns the Alexandria Daily Town Talk newspaper of Alexandria, Louisiana and McCormick Graphics, Inc., a commercial printing subsidiary. The purchase price was approximately $62.0 million in cash. The acquisition has contributed positively to both net income and EBITDA (earnings before non-operating income and interest expense, taxes, depreciation, amortization and special charges).



    NINE MONTH PERIOD ENDED SEPTEMBER 27, 1998 COMPARED WITH THE COMPARABLE

                                  1997 PERIOD


RESULTS OF OPERATIONS


     Year-to-date diluted earnings per share for 1998 was $2.49, an increase of 15.3% over the corresponding 1997 period. The effects of work force reduction costs (special charges) negatively impacted earnings in the first nine months of 1997 and, to a lesser extent, the second quarter of 1998. Excluding special charges, diluted earnings per share would have been $2.50 for the 1998 nine month period, which represented an increase of 5.5% over comparable 1997 amounts.

     Operating income for the first nine months of 1998 was $108.8 million, which represented an increase of 8.4% over the comparable 1997 period. Excluding special charges, operating income decreased 0.7% for the nine month period over the comparable 1997 period.


     Net income for the first nine months of 1998 was $64.3 million, up 11.6% over the prior comparable period. Had we not incurred the work force reduction costs, net income for the nine months would have been $64.3 million versus $63.1 million for the nine month period in 1997. EBITDA for the comparable periods was $143.5 million year-to-date, representing an increase of 1.1%, versus comparable 1997 periods.


OPERATING REVENUES

     Our nine month revenues rose to $555.0 million for an increase of 5.8%, when compared with the same 1997 period.

     Total advertising revenues for the nine month period ended September 27, 1998 were $411.9 million for an increase of 4.1%, over the comparable 1997 period. The increase in advertising revenues for the nine months of 1998 was primarily due to gains in the classified recruitment category in both major markets.

     Circulation revenues for the year-to-date period increased to $112.4 million, for an increase of 5.5% when compared to 1997. The increase is primarily due to Phoenix circulation growth, a distribution system change in Indianapolis which resulted in a revenue increase of $4.3 million, and a home delivered price increase in Phoenix.

     Other revenues for the nine months increased $30.8 million over the first nine months of 1997 due primarily to an increase in Westech job fair business, online, direct marketing, and specialty publications.

     The following is a summary of major market linage and circulation statistics for the nine month periods:

                                                            39 WEEKS ENDED
                                                    ------------------------------
                                                    SEPTEMBER 28,    SEPTEMBER 27,      %
        (IN THOUSANDS, EXCEPT CIRCULATION)              1997             1998         CHANGE
        ----------------------------------          -------------    -------------    ------
Full run linage in six column inches:(1)
  Retail..........................................     1,875.20         1,950.50        4.0
  National........................................       333.80           333.40       (0.1)
  Classified......................................     2,365.00         2,378.20        0.6
                                                      ---------        ---------       ----
  Total...........................................     4,574.00         4,662.10        1.9
                                                      =========        =========       ====
Full run linage by major markets:
  Phoenix(1)......................................     2,075.70         2,133.20        2.8
  Indianapolis....................................     2,498.30         2,528.90        1.2
                                                      ---------        ---------       ----
  Total...........................................     4,574.00         4,662.10        1.9
                                                      =========        =========       ====
Net advertising revenue...........................    $ 395,790        $ 411,885        4.1
Combined average daily circulation:
  Phoenix.........................................      456,183          466,793        2.3
  Indianapolis....................................      268,421          270,221        0.7
Sunday circulation:
  Phoenix.........................................      579,331          582,596        0.6
  Indianapolis....................................      392,955          390,911       (0.5)

-------------------------

(1) For comparability, linage statistics for the 39 weeks ended September 28, 1997 exclude linage of The Phoenix Gazette, which ceased publication in January 1997.

OPERATING EXPENSES

     Compensation costs, which include fringe benefits, increased 2.5% to $181.8 million for the nine month period. The year-over-year headcount decreased 2.7% due primarily to the closure of The Phoenix Gazette and the impact of a conversion from a carrier-based distribution arrangement to an agency-based distribution work force in Indianapolis. These benefits were offset by increased employee benefits, commissions and merit increases.

     Newsprint and ink expense for 1998 increased 9.4% to $84.1 million for the nine month period. The increases in newsprint expense were primarily due to higher newsprint prices during 1998 and a volume increase of 3.4% for the nine month period over comparable 1997 periods. These volume increases were related to increased advertising linage and circulation gains. We anticipate that newsprint expense comparisons may show modest increases during the fourth quarter of 1998.


     Other operating costs rose 13.4% to $145.6 million for the nine month period ending September 27, 1998. Significant items contributing to these increases in 1998 versus the same 1997 period included:



     - the circulation delivery system changes in Indianapolis;



     - costs associated with outside printing of inserts and special publications;



     - new Phoenix and Indianapolis promotional/marketing programs;



     - increased Arizona Republic delivery costs; and



     - expenses related to the jobs fair business.



     Depreciation and amortization expense for the nine month period was $34.6 million, compared with $32.2 million in 1997. The expense increases were primarily a result of information technology projects in Phoenix as well as pagination and remodeling projects in Indianapolis.


     We recorded work force reduction costs of approximately $9.4 million for the nine months ended September 28, 1997. Of this amount, approximately $4.2 million resulted from closure of The Phoenix Gazette where approximately 85 positions were eliminated. The balance of the charges relates to a composing room work force reduction of 30 individuals in the third quarter and the conversion of distribution systems in Indianapolis.


NON-OPERATING ITEMS AND EQUITY IN AFFILIATE


     Other non-operating income (primarily investment income) increased 6.5% in the first nine months of 1998 primarily due to an increase in investable cash. Other non-operating expenses decreased year-to-date due to a reduction in interest expense from 1997. Equity in Affiliate recorded gains in the nine month period due to an increase in newsprint selling prices being realized by Ponderay Newsprint Company.

FISCAL YEARS 1995, 1996 AND 1997


RESULTS OF OPERATIONS



     Fiscal 1997 was the fourth consecutive year of record revenues and profits for us. Set forth below are basic and diluted earnings per share for 1995, 1996 and 1997. All three years included work force reduction and asset impairment costs, listed below as special charges, that negatively impacted earnings:



                          BASIC                    BASIC
                       EARNINGS PER             EARNINGS PER
                       SHARE BEFORE             SHARE AFTER
                         SPECIAL      SPECIAL     SPECIAL
                         CHARGES      CHARGES     CHARGES
                       ------------   -------   ------------
1995.................     $2.11        $.08        $2.03
1996.................      2.43         .12         2.31
1997.................      3.40         .23         3.17



                         DILUTED                  DILUTED
                       EARNINGS PER             EARNINGS PER
                       SHARE BEFORE             SHARE AFTER
                         SPECIAL      SPECIAL     SPECIAL
                         CHARGES      CHARGES     CHARGES
                       ------------   -------   ------------
1995.................     $2.09        $.08        $2.01
1996.................      2.39         .11         2.28
1997.................      3.31         .23         3.08



     The results for 1995 include an additional week when compared with the 1997 and 1996 periods.


     Operating income for 1995, 1996 and 1997 was $85.9 million, $99.9 million and $141.0 million, respectively, rising 16.3% in 1996 and by 41.2% in 1997. The 1997 results include the effects of the Westech and McCormick acquisitions, while 1996 includes the acquisition of McCormick for 10 months. All three years include the effects of the special charges. EBITDA for the three year period (excluding asset impairment and work force reduction costs) increased each year to $117.7 million, $141.0 million and $193.1 million for 1995, 1996 and 1997, respectively.

     Operating results, exclusive of special charges, acquisitions and the fifty-third week of 1995, were as follows:

                                            FISCAL YEAR ENDED
                                        --------------------------    1995-1996    1996-1997
            (IN MILLIONS)                1995      1996      1997     % CHANGE     % CHANGE
            -------------               ------    ------    ------    ---------    ---------
Advertising revenues..................  $439.3    $471.4    $521.0        7.3        10.5
Circulation revenues..................   127.2     131.0     139.2        3.0         6.3
Other revenues........................     3.7       3.0       4.5      (18.9)       50.0
                                        ------    ------    ------      -----        ----
  TOTAL REVENUES......................   570.2     605.4     664.7        6.2         9.8
Compensation..........................   219.2     223.8     226.8        2.1         1.3
Newsprint and ink.....................   107.9     110.1     101.2        2.0        (8.1)
Other operating costs.................   128.0     134.5     162.4        5.1        20.7
Depreciation and amortization.........    28.5      33.4      36.9       17.2        10.5
                                        ------    ------    ------      -----        ----
  TOTAL EXPENSES......................   483.6     501.8     527.3        3.8         5.1
                                        ------    ------    ------      -----        ----
  OPERATING INCOME....................  $ 86.6    $103.6    $137.4       19.6        32.6

     Net income was $54.0 million, $61.5 million, and $81.5 million in 1995, 1996, and 1997, respectively, for increases of 14.0% in 1996 and 32.4% in 1997. If we had not incurred the special charges, net income would have been $56.2 million, $64.7 million and $87.5 million in 1995, 1996 and 1997, respectively.

OPERATING REVENUES

     Our operating revenues rose 7.0% in 1996 and 15.4% in 1997. These comparisons include the effects of the acquisitions and the fifty-third week of 1995. Excluding these items, operating revenues would have increased 6.2% and 9.8%, respectively.

     Total advertising revenues were $446.7 million in 1995, $479.5 million in 1996 and $541.3 million in 1997. The gains in 1996 and 1997 of 7.3% and 12.9%, respectively, were both affected by the acquisitions and the 1995 to 1996 comparison was also impacted by the fifty-third week of 1995. Excluding these items, comparable increases would have been 7.3% and 10.5%, respectively. The balance of the advertising revenue changes resulted primarily from increases in advertising linage and higher advertising rates. Major market linage volumes for the periods were:

                                    FULL RUN LINAGE IN SIX COLUMN
                                              INCHES(1)
                                   --------------------------------   1995-1996   1996-1997
         (IN THOUSANDS)              1995        1996        1997     % CHANGE    % CHANGE
         --------------            --------    --------    --------   ---------   ---------
BY ADVERTISING CATEGORY:
Retail...........................   2,708.5     2,507.2     2,679.8     (7.4)        6.9
National.........................     218.2       325.4       460.2     49.1        41.4
Classified.......................   2,666.8     2,817.6     3,110.8      5.7        10.4
                                   --------    --------    --------     ----        ----
  TOTAL..........................   5,593.5     5,650.2     6,250.8      1.0        10.6
                                   --------    --------    --------     ----        ----

                                    FULL RUN LINAGE IN SIX COLUMN
                                              INCHES(1)
                                   --------------------------------   1995-1996   1996-1997
         (IN THOUSANDS)              1995        1996        1997     % CHANGE    % CHANGE
         --------------            --------    --------    --------   ---------   ---------
BY MAJOR MARKET:
Phoenix..........................   2,657.0     2,668.6     2,828.9      0.4         6.0
Indianapolis.....................   2,936.5     2,981.6     3,421.9      1.5        14.8
                                   --------    --------    --------     ----        ----
  TOTAL..........................   5,593.5     5,650.2     6,250.8      1.0        10.6
                                   --------    --------    --------     ----        ----
Net advertising revenues.........  $446,693    $479,474    $541,311      7.3        12.9

-------------------------

(1) For comparability, linage statistics for 1995, 1996 and 1997 exclude linage of The Phoenix Gazette which ceased publication in January 1997.

     Advertising revenues in 1997 increased primarily due to linage gains. Areas of particular strength in 1997 included recruitment and national advertising in both major markets. Advertising rates are adjusted at varying times throughout the year and in varying amounts based on local market conditions for each type of advertising category.

     Circulation revenues for 1995, 1996 and 1997 were $129.5 million, $134.1 million and $143.2 million, respectively, for increases of 3.6% for the 1996 period and 6.7% for the 1997 period. The increase in 1997 was primarily a result of a circulation distribution system change in Indianapolis (resulting in a revenue increase of $10.7 million in 1997) and a September 1996 increase in the single copy price (from $1.50 to $1.75) and home delivered price (from $1.50 to $1.80) of the Sunday newspaper, both in Indianapolis. The closure of The Phoenix Gazette in January 1997 did not have a significant impact on revenues since The Arizona Republic gains in daily circulation in 1997 were greater than Gazette losses. The combined average daily and Sunday circulation for Phoenix and Indianapolis were:

                                             FISCAL YEAR ENDED
                                        ---------------------------   1995-1996   1996-1997
            (IN MILLIONS)                1995      1996      1997     % CHANGE    % CHANGE
            -------------               -------   -------   -------   ---------   ---------
COMBINED AVERAGE DAILY CIRCULATION:
Phoenix...............................  459,109   455,131   460,184     (0.9)        1.1
Indianapolis..........................  300,990   285,355   271,712     (5.2)       (4.8)
SUNDAY AVERAGE CIRCULATION:
Phoenix...............................  581,337   583,162   583,288      0.3          --
Indianapolis..........................  399,539   402,884   391,727      0.8        (2.8)

     Other revenues increased $25.0 million in 1997 versus 1996 due primarily to Westech's jobs fair business which was acquired in 1997.

OPERATING EXPENSES

     Compensation costs, which include payroll and fringe benefits, increased 2.5% to $228.3 million in 1996 and 5.0% to $239.8 million in 1997. Excluding the acquisitions and the fifty-third week of 1995, compensation costs would have increased 2.1% in 1996 and 1.3% in 1997. Headcount decreased 2.8% in 1996 but compensation costs increased due to the change in the discount rates used in the post retirement and pension calculations and one-time labor costs associated with the move of personnel in Phoenix to a new office building. Headcount for 1997 compared with 1996 decreased approximately 3.7%, due primarily to the Indianapolis circulation distribution system change and the closure of The Phoenix Gazette, offset by increased headcount in the advertising, marketing and information technology areas.

     Newsprint and ink expense increased 2.8% to $113.2 million in 1996 and decreased 6.8% to $105.5 million in 1997. Excluding the acquisitions and the fifty-third week in 1995, newsprint expense would have increased 2.0% in 1996 and decreased 8.1% for 1997. The major factor in newsprint expense fluctuations was decreasing prices throughout 1996 which leveled out in early 1997 and subsequent newsprint price increases over the last three quarters of 1997. Newsprint consumption for 1997, when compared with 1996, increased 6.8% due to higher advertising linage in both major markets and to a new product initiative targeting the southeast region of the Phoenix metropolitan area.


     Other operating costs for 1995, 1996 and 1997 were $129.4 million, $137.9 million and $177.8 million, respectively, representing increases of 6.6% and 29.0% for 1996 and 1997, respectively. Excluding the effects of the acquisitions, and the fifty-third week of 1995, other operating costs would have increased 5.1% and 20.7%. Items contributing to the 1996 versus 1995 increase included:



     - operating duplicate office facilities;



     - implementation of a new client server computer system;



     - additional circulation costs; and



     - the opening of new distribution centers in Phoenix.



     Significant items contributing to the 1997 increase included:



     - the change in the circulation delivery system in Indianapolis, which increased 1997 expense by $11.0 million;



     - costs associated with a new Phoenix promotional/marketing program;



     - higher Arizona Republic delivery costs due to increased circulation; and



     - computer system design enhancements.



     Depreciation and amortization expense was $28.5 million, $35.5 million and $42.0 million for 1995, 1996 and 1997, respectively. Excluding the acquisitions, 1996 and 1997 depreciation and amortization expense would have been $33.4 million and $36.9 million, for increases of 17.2% and 10.5%. The 1997 increase was primarily due to:



     - a new office building and client server computer system in Phoenix;



     - new distribution centers and inserting equipment at both locations; and



     - the amortization of goodwill associated with the acquisitions.


     During 1996, we recognized asset impairment costs of $2.5 million net of tax for a Phoenix office building held for sale and a charge for the premature retirement of a Phoenix conveyor system. These losses were recorded using the provisions of SFAS No. 121, "Accounting for the lmpairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," which we adopted during 1996.

     We recorded work force reduction costs in 1997 of $10.0 million. Approximately $4.2 million resulted from the closure of The Phoenix Gazette, where approximately 85 positions were eliminated. The balance of the charges relates to composing room and transportation work force reductions of 40 individuals and the conversion from the carrier-based work force to an agent-based circulation arrangement, both in Indianapolis.

NON-OPERATING ITEMS

     Other non-operating income (primarily investment income), was $9.5 million, $5.5 million and $4.3 million for 1995, 1996 and 1997, respectively. The decreases from year to year reflect the reduction in investable cash resulting from the acquisitions and the repurchases of common stock. Other non-operating expenses increased due to interest expense on short-term borrowings used for the repurchase of common stock.

     Income tax expense for 1995, 1996 and 1997 was $38.0 million, $42.4 million and $58.8 million, respectively, reflecting effective tax rates of 40.5%, 40.8% and 41.1%, respectively. The increase in the effective tax rates was the result of non-tax deductible goodwill associated with the acquisitions offset, in part, by tax benefits received from filing a consolidated state income tax return in Arizona.


EQUITY IN AFFILIATE


     Our investment in Ponderay is accounted for using the equity method, which reflects our share of Ponderay's net income or loss and related income tax expense or benefit. Ponderay's operating results include interest expense on its long-term debt. Equity income (loss) from Affiliate, net of tax, was $(0.6) million, $1.7 million and $(0.3) million in 1995, 1996 and 1997, respectively. These changes were mostly attributable to fluctuations in newsprint prices realized by Ponderay over the respective periods. Based upon current and anticipated 1998 newsprint pricing, Ponderay is expected to report income in 1998. We do not anticipate making additional cash investments in Ponderay during 1998.


LIQUIDITY AND CAPITAL RESOURCES


     Net cash provided by operating activities is our primary source of liquidity. Net cash provided by operating activities of $62.3 million, $122.0 million and $153.8 million in 1995, 1996 and 1997, and $112.2 million and $113.3 million for the first nine months of 1997 and 1998, respectively. Net cash provided by operating activities, excluding the effects of net proceeds from (or purchases of) trading securities for 1995, 1996 and 1997 were $79.9 million, $81.3 million and $142.2 million, respectively, and $110.0 million and $115.0 million for the nine months ended September 28, 1997 and September 27, 1998, respectively. Changes between all periods were primarily attributable to increases in earnings and/or changes in working capital. The principal uses of cash in the first nine months of 1998 were the repurchase of Class A Common Stock, capital expenditures, the payment of dividends, and repayment of a $10.0 million short-term bank line of credit. The principal uses of cash in 1997 were the repurchases of Class A Common Stock, acquisitions, capital expenditures and the payment of dividends. As of September 27, 1998, our available cash and investments totaled $44.9 million, a decrease of $3.6 million from the balance at the end of 1997. Working capital (exclusive of cash) as of September 27, 1998 was $30.3 million, down $7.5 million from $37.8 million at December 28, 1997.

     Total capital expenditures for 1996 were $46.5 million compared with $25.1 million for the comparable 1997 period. Capital expenditures for the first nine months of 1998 were $30.9 million compared to $18.1 million for the comparable 1997 period. We plan approximately $34.0 million of capital expenditures in 1998. As of November 5, 1998, there were no significant formal commitments related to future capital expenditures.


     As of September 27, 1998, we had two unsecured, uncommitted credit facilities which could provide up to $80 million in short-term financing for general corporate purposes. At September 27, 1998, we had $5.0 million outstanding under such facilities.



     On October 23, 1998, pursuant to a September 21, 1998 agreement, we repurchased 2,500,000 shares of Class A Common Stock from the Nina Mason Pulliam Charitable Trust at $60 per share (plus interest from September 16, 1998) for a total consideration of $150.8 million. In addition, in November 1998, we repurchased 1,500,000 shares of our Class A Common Stock, pursuant to the exercise of an option from the Charitable Trust, at $67 per share for a total consideration of $100.5 million. These repurchases were financed with a $300 million revolving credit facility arranged by First Chicago Capital Markets, Inc. (a subsidiary of Bank One Corporation), and syndicated to a group of banks. This $300 million revolving credit facility, which closed on November 10, 1998, consists of a $200 million five-year and a $100 million 364-day revolving credit facility. The credit facility may be used for general corporate purposes, including the repurchase of common stock. Under the credit facility, we can choose among loans with interest rates based on either an Alternative Base Rate (fixed rate), an Adjusted LIBOR (floating rate), or a Competitive Bid (a floating rate loan based on bids solicited from the lenders) as those terms are defined in the credit agreement. We must maintain compliance with certain covenants under the terms of the credit facility.


     In December 1997, the Board of Directors authorized additional repurchases of up to $100.0 million of the Class A Common Stock. The shares may be purchased within the subsequent three years on the open market or in privately negotiated transactions. This authorization replaces the March 19, 1996, repurchase program under which 745,000 shares of Class A Common Stock had been repurchased in 1997 and 1996 at a total cost of $33.2 million. During the nine months ended September 27, 1998 we repurchased 897,730 shares at a total cost of $58.1 million.


     In May 1997, we repurchased 1,177,367 shares of Class A Common Stock from three nonprofit beneficiaries of the estate of Enid Goodrich. The aggregate $58.6 million transaction utilized existing cash and investments for part of the repurchase with $39.4 million being obtained from a $60 million uncommitted, unsecured short-term bank line of credit that was obtained May 8, 1997. As of December 28, 1997, $10.0 million remained outstanding under this short-term bank line of credit which was repaid in the first quarter of 1998.


     In February 1997, we acquired Westech for approximately $34.8 million.


     We guarantee debt related to Ponderay which is discussed in Note 11 to the Consolidated Financial Statements which are incorporated by reference in this prospectus.


     Dividends of $0.80 per share on the Class A Common Stock and $0.08 on the Class B Common Stock were declared during 1997. Total Class A and B dividend payments of $15.7 million, $18.6 million and $20.1 million were made in 1995, 1996 and 1997. Dividends of $0.19, $0.21, and $0.24 per share on the Class A Common Stock and $0.019, $0.021, and $0.024 per share on the Class B Common Stock were declared during the first, second and third quarters of 1998. The first quarter dividends were paid in April 1998, second quarter dividends in July 1998, and third quarter dividends in October 1998.

     We have demonstrated a consistent ability to generate net cash flow from operations. Management believes that existing cash and investments, net cash flows from operations and currently available bank credit resources are sufficient to enable us to maintain our current level of operations. Financing for future investing opportunities is expected to come from a combination of existing cash, new debt facilities and/or the use of equity.


                         INFLATION AND CHANGING PRICES


     Over the past several years, the impact of inflation on our operations has become less significant because of lower overall inflation rates. However, we and the newspaper industry as a whole have experienced wide fluctuations in newsprint pricing. Variations in newsprint pricing can have a significant impact on earnings for any given year. We have attempted to offset newsprint price increases through the conservation of newsprint and by increasing advertising and circulation rates.

                            NEW ACCOUNTING STANDARDS

     In 1996, we adopted SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." The application of this standard resulted in a 1996 charge to earnings of $2.5 million, net of tax.

     We adopted SFAS No.123, "Accounting for Stock Based Compensation" in 1996. The statement prescribes accounting and reporting standards for all stock-based compensation plans. SFAS No. 123 allows companies to continue to use existing methods for recognizing the expense of these plans and provide pro forma earnings per share and other disclosures in the financial statements using the fair value method prescribed in the statement. We have elected the pro forma disclosure provisions of this statement.

     In February 1997, the Financial Accounting Standards Board issued SFAS No. 128, "Earnings Per Share," which estab-lished new standards in reporting earnings per share. This standard is effective for reporting periods ending after December 15, 1997, including interim periods, and therefore has been adopted by us. Earnings per share amounts for all prior periods have been restated.


                         YEAR 2000 READINESS DISCLOSURE


STATE OF READINESS

     Our Year 2000 project is on schedule to meet its objectives. We have developed a comprehensive program to identify, evaluate, test, upgrade or replace each of our computer and non-computer based systems in connection with Year 2000 readiness. We have devoted significant resources to the program including the development of a Year 2000 project team which reports to senior management on a regular basis and the construction of a test environment dedicated to the Year 2000 testing process. The Chief Information Officer reports progress at every regularly scheduled Board of Directors meeting.

     We have been actively implementing new systems and technology since 1995 for reasons unrelated to Year 2000, and these actions have resulted in a number of our major information technology systems becoming Year 2000 compliant.

     The discovery phase of our program has been completed and we have performed several review audits to ensure that all susceptible systems have been identified, including client server, desktop and all systems with embedded computer chips. All desktop systems, application software and servers have been updated to a compliant level and all database modules are in the process of being upgraded. The embedded computer chip systems are in the remediation and testing phase with a projected completion date of year-end 1998. The testing phase of the project is also proceeding and we anticipate that testing will have been completed or initiated for all significant systems by the end of 1998.

     Letters of compliance have been requested from each of our vendors and, wherever possible, we work with our vendors in determining an appropriate testing and compliance process. This process is scheduled for completion by year-end 1998. During early 1999, we anticipate using a third party auditor to review the project. In addition, certain employees have attended a number of Year 2000 training programs and outside consultants have been hired where necessary.

COSTS

     Total costs associated with our Year 2000 project are estimated to be approximately $8.5 million, of which approximately $6.5 million will be incurred through fiscal 1998 with the remainder incurred during 1999.

RISKS

     Despite the efforts described above, we could potentially experience a disruption in our operations as a result of potential non-compliance of certain vendors, financial institutions, governmental agencies or other third-parties or external systems. This disruption could potentially affect various aspects of our business operations including the timeliness and content of certain newspapers or online products. At this time, we are unable to determine whether the consequences of Year 2000 failures would have a material impact on our results of operations, liquidity or financial condition.

CONTINGENCY PLANS

     In an effort to minimize any disruption, we are in the process of creating a comprehensive contingency plan to address potential Year 2000 scenarios. Such plans include maintaining an inventory of critical supplies such as newsprint, ink and other consumables for at least a 30-45 day production cycle as well as creating a smaller newspaper product designed to maximize advertising content.

                           FORWARD-LOOKING STATEMENTS

     This document contains material that is forward-looking in nature. From time to time, we may provide forward-looking statements relating to such matters as anticipated financial performance, business prospects and similar matters. These forward-looking statements may be identified by the use of words such as "anticipate," "believe," or "expect" or derivations thereof. All forward-looking statements are based upon information available to us at the time they are made and we assume no obligation to update any forward-looking statements. We note that a variety of factors could cause our actual results to differ materially from the expectations expressed in the forward-looking statements. The risks and uncertainties that may affect the operations, performance and results of our business include, but are not limited to the factors set forth under "Risk Factors."

                                    BUSINESS

                                  THE COMPANY


     We publish the following newspapers which had average circulation as set forth below for the fiscal year ended December 28, 1997:



     -  The Arizona Republic, average daily circulation of 460,406.



     -  The Indianapolis Star, average daily circulation of 228,421.



     - The Indianapolis News, a daily afternoon newspaper, average daily circulation of 41,165.



     - The Alexandria Daily Town Talk, serving Rapides Parish, Louisiana and its outlying areas, average circulation of 38,155 daily and 43,823 Sunday.



     - The Star Press, in Muncie, Indiana, average circulation of 36,558 daily and 40,690 Sunday.



     - The Vincennes Sun-Commercial, in Vincennes, Indiana, average circulation of 13,281 daily and 15,617 Sunday.



     -  The Daily Ledger, average daily circulation of 11,273.



     - fourteen controlled circulation newspapers which are home-delivered and free to readers serving the northern suburbs of Indianapolis, average weekly circulation of 110,485.



     We own an 80% interest in the Santa Clara, California-based Westech companies which consist of:



     -  Westech ExpoCorp., an organizer of job fairs for the high tech industry;



     -  High Technology Careers, publisher of High Technology Careers Magazine;



     - Virtual Job Fair (http://www.vjf.com), an internet-based resume posting and research service; and



     -  JobsAmerica, an organizer of job fairs for service industry positions.



     We also own an 89% interest in Homebuyer's Fair, Inc., which provides internet services and information for people who are moving and corporations that are relocating their employees, a commercial printer and a minority interest in a newsprint mill in the State of Washington.



     We seek to maintain our position as both the primary source of news and information for our readers as well as the most effective way for advertisers to reach their target markets. To this end, we manage our newspapers with a commitment to the highest standards of product quality and journalistic excellence. For example, The Arizona Republic was the first major daily newspaper in the country to have its pages fully composed by computer generation, enabling us to deliver higher quality products. Since 1990, our newspapers have won Pulitzer prizes for investigative reporting and political cartooning, as well as numerous other awards from industry organizations such as the American Association of Sunday and Feature Editors, the Society for Newspaper Design and the National Press Photographers' Association, among others.



                              THE ARIZONA REPUBLIC



     In Phoenix, we currently publish The Arizona Republic, one of the fastest growing major daily morning newspapers in the United States, together with the Arizona Business Gazette, a weekly newspaper. We originally acquired a 30% interest in The Arizona Republic and The Phoenix Gazette in 1946. We have owned 100% of these newspapers since 1977. On January 18, 1997, we stopped publishing The Phoenix Gazette. We were able to convert approximately 85% of the subscribers of The Phoenix Gazette to The Arizona Republic.


CIRCULATION

     Approximately 87% of the daily and 72% of the Sunday circulation of The Arizona Republic was home delivered as of December 28, 1997, with the remainder being single copy sales. The circulation level of The

Arizona Republic is seasonal due to the large number of part-year residents in the Phoenix area. Typically, circulation for The Arizona Republic achieves its highest levels in February and March and decreases during the late spring and summer months. During 1997, the seasonal variation was approximately 66,300 daily and 87,500 Sunday. The following table shows the average paid daily circulation for The Arizona Republic and The Phoenix Gazette for the periods shown. The figures for fiscal years ended 1995, 1996 and 1997 are based upon reports issued by the ABC, an independent agency that audits the circulation of daily and Sunday newspapers, and include circulation outside the Phoenix metropolitan statistical area ("MSA"). The figures for the 39 weeks ended September 28 and September 27, 1997 and 1998 are based upon our records. Net circulation revenue for the periods shown is based upon our records.


                                             FISCAL YEAR ENDED                   39 WEEKS ENDED
                                 ------------------------------------------   ---------------------
                                 DECEMBER 31,   DECEMBER 29,   DECEMBER 28,   SEPT. 28,   SEPT. 27,
                                  1995(1)(2)      1996(1)        1997(3)       1997(3)      1998
                                 ------------   ------------   ------------   ---------   ---------
The Arizona Republic (Sunday)..    581,337        583,162        583,068       579,331     582,596
The Arizona Republic (Daily)...    387,986        406,725        460,406       456,183     466,793
The Phoenix Gazette (Daily)....     71,123         48,406             --            --          --
Net circulation revenue (in
  thousands)...................    $84,212        $87,790        $86,800       $65,112     $67,209

-------------------------

(1) In 1995, The Arizona Republic and The Phoenix Gazette consolidated their newsroom staffs. Due to this combination, the morning and afternoon content of the newspapers was similar, which caused many duplicate readers to cancel their subscription to The Phoenix Gazette.

(2) 53-week year.

(3) Combined daily circulation includes The Arizona Republic and The Phoenix Gazette, and net circulation revenue includes The Phoenix Gazette, through January 18, 1997, the last day of its publication.

     The Arizona Business Gazette contains business news and legal notices relating to the Phoenix metropolitan area. The average paid circulation of the Arizona Business Gazette was 10,351, 10,491 and 10,561 for 1995, 1996 and 1997, respectively.

     The home-delivered pricing structure for seven day subscriptions is based on length of subscription. The home-delivered price for The Arizona Republic(seven days) in the Phoenix MSA, ranges from $3.25 per week for a fifty-two week subscription to $3.80 per week for an eight-week subscription. There is also a four-week direct bank debit option of $3.25 per week. The home-delivered price for The Arizona Republic (six days) is $2.50 per week for all subscription terms. A weekend package comprising the Sunday paper and the Friday and Saturday edition is offered at $3.00 per week. The single copy price of the morning paper is $0.50 and $2.00 for the Sunday paper.

ADVERTISING

     The newspapers generate revenue from two primary types of advertisements, "run-of-paper," which are printed in the body of the newspaper, and "preprinted," which are furnished by the advertiser and inserted into the newspaper. We derive the majority of our advertising revenue for our Arizona newspapers from run-of-paper advertisements. However, like other major newspapers, The Arizona Republic has experienced an increase in advertisers' use of preprinted advertisements in recent years. Because preprinted advertisements are furnished by the advertisers and can be distributed by alternate means, revenues and profits from preprinted advertisements are generally lower than those from run-of-paper advertisements. To encourage use of run-of-paper advertisements, we structure our advertising rates to provide more favorable rates to high volume and frequent run-of-paper advertisers.

     We also structure our advertising format to accommodate the numerous communities that comprise the Phoenix metropolitan area. The Arizona Republic publishes "Community" sections that are inserted in up to twelve zoned editions on certain days of the week. Zoned editions, which include news stories and advertisements targeted to specific communities or geographic areas, provide an important means of competing with news coverage of local newspapers and thereby promote circulation. Other part-run sections are also provided to accommodate the needs of advertisers for more targeted distribution.

     The combined run-of-paper advertising linage for our Arizona newspapers for the periods shown and the combined advertising revenues of the newspapers for such periods are set forth in the following table:

                                           FISCAL YEAR ENDED                   39 WEEKS ENDED
                               ------------------------------------------   ---------------------
                               DECEMBER 31,   DECEMBER 29,   DECEMBER 28,   SEPT. 28,   SEPT. 27,
                                 1995(1)          1996           1997         1997        1998
                               ------------   ------------   ------------   ---------   ---------
Advertising linage --
  run-of-paper (in thousands
  of six column inches):
  Full-run...................       2,657          2,669          2,829        2,076       2,133
  Part-run...................       1,150          1,091          1,182          821         953
  Weekly.....................         245            243            242          193         147
Net advertising revenue......    $248,468       $302,294       $333,583     $243,854    $257,145

-------------------------

(1) 53-week year

DISTRIBUTION

     We distribute The Arizona Republic primarily by home delivery through a network of independent contractors. We have implemented a centralized billing system that removes the responsibility for billing and collection from the independent contractors. Newspapers are distributed to the independent contractor network by an outside company which has been under contract for over forty years.

PRODUCTION

     The Arizona Republic's editing and composing functions are performed primarily at its facility in downtown Phoenix. The Arizona Republic was the first major daily newspaper in the country to have its pages fully composed by computer generation, enabling us to produce a higher quality product. Electronic pagination allows entire pages of the newspaper to be formatted at a computer terminal. Composed pages are electronically transmitted from the newspaper's downtown facility to its two satellite production facilities.

     The Arizona Republic's two satellite production facilities are located in Deer Valley, which is north of downtown Phoenix, and in Mesa, Arizona. The Deer Valley facility includes four offset presses and related production equipment, as well as circulation, advertising and editorial-offices. This facility began production during the first quarter of 1992 with full operation commencing in the third quarter of 1992. The Mesa facility began operation in 1982 and has been subsequently expanded and upgraded. It has three offset presses and related production equipment. We own an additional undeveloped site in western Maricopa County for a possible satellite production facility to meet future growth.

                         INDIANAPOLIS NEWSPAPERS, INC.

     In Indianapolis, our primary newspapers are The Indianapolis Star (mornings and Sunday) and The Indianapolis News (evenings). We formed Indianapolis Newspapers, Inc. ("INI") in 1948, through which we currently publish The Indianapolis Star and The Indianapolis News. At the end of 1996, we owned 90.2% of the voting equity of INI and had the right to elect INI's Board of Directors. On January 3, 1997, we acquired the remaining voting equity of INI through the issuance of nonvoting preferred stock of INI with an aggregate liquidation value of $18,920,000, entitling the holders to aggregate annual dividends of $1,324,000. The preferred stock is callable in five years by INI and is redeemable at any time by the holders at the stated value plus any accrued but unpaid dividends.

CIRCULATION

     Approximately 81% of the daily and 80% of the Sunday circulation of The Indianapolis Star and 80% of the daily circulation of The Indianapolis News was home-delivered as of December 28, 1997, with the remainder being single copy sales.

     The following table shows the average paid daily circulation for The Indianapolis Star and The Indianapolis News for the last three fiscal years. The figures for 1995 are based upon reports issued by the ABC and include circulation outside the Indianapolis metropolitan statistical area. Net circulation revenue is based upon our records.

                                             FISCAL YEAR ENDED                   39 WEEKS ENDED
                                 ------------------------------------------   ---------------------
                                 DECEMBER 31,   DECEMBER 29,   DECEMBER 28,   SEPT. 28,   SEPT. 27,
                                   1995(1)          1996           1997         1997        1998
                                 ------------   ------------   ------------   ---------   ---------
The Indianapolis Star
  (Sunday).....................    399,539        402,884        391,820       392,955     390,911
The Indianapolis Star
  (Daily)......................    227,849        230,932        228,421       226,289     233,882
The Indianapolis News
  (Daily)......................     73,141         54,423         41,165        42,132      36,339
Net circulation revenue (In
  thousands)...................    $39,507        $37,205        $46,444       $34,018     $37,499

-------------------------

(1) 53-week year

     The home-delivered price for The Indianapolis Star (seven days) in the Indianapolis metropolitan statistical area is $3.60 per week. The home-delivered price for The Indianapolis News (six days) is $1.80 per week. The single copy price is $0.50 for each daily paper. The home-delivered price of the Sunday newspaper is $1.80, and the single copy price is $1.75.

ADVERTISING

     As is the case for the Arizona newspapers, our Indianapolis newspapers derive the majority of their advertising revenues from run-of-paper advertisements. The Indianapolis Star and The Indianapolis News have also experienced an increase in advertisers' use of preprinted advertisements in recent years. To encourage use of run-of-paper advertisements, we structure our advertising rates to provide more favorable rates to high volume and frequent run-of-paper advertisers. The combined run-of-paper advertising linage for The Indianapolis Star and The Indianapolis News for the past three fiscal years and the combined advertising revenue of the newspapers for such periods are set forth in the following table:

                                           FISCAL YEAR ENDED                   39 WEEKS ENDED
                               ------------------------------------------   ---------------------
                               DECEMBER 31,   DECEMBER 29,   DECEMBER 28,   SEPT. 28,   SEPT. 27,
                                 1995(1)          1996           1997         1997        1998
                               ------------   ------------   ------------   ---------   ---------
Advertising linage -- run-of-
  paper
  (in thousands of
  six column inches):
Full-run.....................       2,937          2,982          3,422        2,498       2,529
Net advertising revenue......    $145,267       $149,658       $167,212     $122,221    $125,459

-------------------------

(1) 53-week year

DISTRIBUTION

     Through 1996, we distributed The Indianapolis Star and The Indianapolis News primarily by home delivery through a network of approximately 3,200 carriers. Carriers are independent contractors who purchase newspapers from us and resell them at a markup to their customers.


     In 1997, our Indianapolis newspapers converted from a carrier-based delivery system to an agency-based distribution system for the Indianapolis metropolitan area and its eight surrounding counties. We replaced approximately 1,350 carriers with 79 independent delivery agents, who are paid on a commission basis. We believe the conversion has:



     - allowed for uniform pricing;



     - resulted in higher levels of customer satisfaction; and



     - helped facilitate the creation of customer data bases.


PRODUCTION

     The Indianapolis Star and The Indianapolis News merged their editorial news staffs in 1995 and share production and distribution facilities. All editorial and production functions are handled from our facility in downtown Indianapolis, which is equipped with six offset presses and related production and distribution equipment.

     The Indianapolis Star and The Indianapolis News have recently implemented several formatting changes to promote greater standardization and customization. The weather, editorial and obituary sections are now anchored daily on the same pages, and there are weekday stand-alone classified and automotive sections, as well as a four-page daily "Metro" section with local coverage for each of the major metropolitan distribution areas.

                               SMALLER NEWSPAPERS

     In March 1996, we purchased 100% of the outstanding common stock of McCormick & Company, Inc., now Alexandria Newspapers, Inc., the parent company of the Alexandria Daily Town Talk newspaper and McCormick Graphics, Inc., a commercial printing subsidiary. The Alexandria Daily Town Talk serves Rapides Parish in Central Louisiana and the outlying areas within a 50 mile radius, with a population base of approximately 282,000. For the fiscal year ended December 28, 1997, the average paid circulation of the Alexandria Daily Town Talk was 38,155 daily and 43,823 Sunday.

     We also publish The Star Press (mornings and Sundays) in Muncie,
Indiana -- we formerly published two newspapers in the Muncie market, The Muncie Star and the Muncie Evening Press, but merged the two newspapers into The Star Press in May 1996 in order to improve product quality and cost efficiency. The Star Press serves Muncie and east central Indiana, which has a population base of just over 370,000. For the fiscal year ended December 28, 1997, the average paid circulation of The Star Press was 36,558 daily and 40,690 Sunday.

     We publish The Daily Ledger (which for 1997 had an average daily circulation of 11,273) and fourteen controlled circulation newspapers (which for 1997 had an average weekly circulation of 110,485) that serve the northern suburbs of Indianapolis, the fastest growing area of metropolitan Indianapolis.

     We publish the Vincennes Sun-Commercial, a daily newspaper that serves the city of Vincennes, Indiana, with a population of approximately 24,700. For the fiscal year ended December 28, 1997, the average paid circulation of the Vincennes Sun-Commercial was 13,281 (five days) and 15,617 Sunday.

     The revenues earned by these smaller publications represented approximately 4%, 7% and 6% in 1995, 1996 and 1997, respectively, of our total revenues.

                                    WESTECH

     In February 1997, we acquired an 80% interest in the Santa Clara, California-based Westech companies. Westech consists of Westech ExpoCorp, which organizes job fairs for the high tech industry; High Technology Careers, which publishes High Technology Careers Magazine and Virtual Job Fair
(http://www.vjf.com), an internet-based resume posting and research service; and JobsAmerica, which organizes job fairs for service industry positions.

     Westech has enjoyed rapid growth in recent years and had approximately $32.2 million of revenue in 1997. Operating margins in this business have historically been higher than those associated with the newspaper publishing industry.


     We believe that the acquisition of Westech is a strategic extension of our business of matching employers and employees. A substantial portion of our revenues are derived from recruitment advertising and, historically, recruitment advertising has been the most important means for employers to find qualified employees and for job seekers to find employment. We believe that:



     - recruitment classified advertising will continue to be an important avenue for job placement in the future;



     - an increasing number of placements will be made using the Internet and job fairs; and



     - the acquisition of Westech should ensure that we are well positioned to provide career services information to employers and employees through a variety of cost-effective channels.



     Westech operates predominantly in the western half of the United States.



                  RAW MATERIALS -- PONDERAY NEWSPRINT COMPANY


     We consumed approximately 179,400 metric tons of newsprint in fiscal year 1997 and expect that consumption will increase in 1998 due primarily to linage gains. We currently obtain newsprint from a number of suppliers, both foreign and domestic, under long-term contracts, standard in the industry, which offer dependable sources of newsprint at current market rates.

     To provide us with an additional source of newsprint for a portion of our needs, we joined with four other newspaper publishing companies and a major newsprint manufacturer in forming a general partnership, Ponderay Newsprint Company ("Ponderay"), to own and operate a newsprint mill in Usk, Washington. The mill began operations in December 1989. We are required to purchase on an annual basis the lesser of 13.5% of Ponderay's newsprint production or 28,400 metric tons on a "take if tendered" basis until the related debt recorded by Ponderay is repaid.


                                  COMPETITION



     We face competition for advertising revenue from television, radio, the Internet and direct mail programs, as well as competition for advertising and circulation from suburban neighborhood and national newspapers and other publications. Competition for advertising is based upon:



     - circulation levels;



     - readership demographics;



     - advertising rates; and

     - advertiser results.



     Competition for circulation is generally based upon:



     - content;



     - journalistic quality; and



     - the price of the newspaper.



     In Phoenix, several suburban newspapers owned by major media corporations operate in cities that are part of the Phoenix metropolitan area and compete with The Arizona Republic for advertising and circulation. The most significant of these competitors is Thomson Corporation, which owns five daily newspapers in the East Valley region. These newspapers had a combined paid daily circulation of 93,407, compared to 186,003 for The Arizona Republic in this region in 1997, the period for which the latest ABC audit figures are available. The Arizona Republic recently introduced four new "Community" sections in order to maintain its position as the leading source of news and information in this region. In Indianapolis, our newspapers do not experience significant direct competition from suburban newspapers.


                               EMPLOYEES -- LABOR


     As of September 27, 1998, we had approximately 5,185 employees (including 1,452 part-time employees), 40% of whom were covered by a total of 23 collective bargaining agreements. Given the large number of collective bargaining agreements, we are frequently involved in labor negotiations. As of December 4, 1998, we were involved in ongoing negotiations with respect to five different bargaining agreements, involving approximately 350 employees engaged in various trades at our facilities. No assurance can be given as to the outcome of these negotiations or as to their impact on us. We have never had a significant strike or work stoppage at our operations and we consider our labor relationships with our employees to be satisfactory.


                               LEGAL PROCEEDINGS

     We become involved from time to time in various claims and lawsuits in the ordinary course of our business, including libel and invasion of privacy actions, and we are involved from time to time in various governmental and administrative proceedings. Our management believes that the outcome of any pending claims or proceedings will not have a significant adverse effect on us.

                                   MANAGEMENT

     Our executive officers and directors are:

                  NAME                    AGE             POSITION WITH COMPANY
                  ----                    ---             ---------------------
Frank E. Russell........................  78     Chairman of the Board and Assistant
                                                 Secretary
Louis A. Weil, III......................  58     President and Chief Executive Officer;
                                                 Chairman of the Board of Phoenix
                                                 Newspapers, Inc.; Director
Thomas K. MacGillivray..................  38     Vice President and Chief Financial
                                                 Officer
Eric S. Tooker..........................  37     Vice President, General Counsel and
                                                 Secretary
Eugene S. Pulliam.......................  85     Publisher of The Indianapolis Star and
                                                 The Indianapolis News; Director
Dale A. Duncan..........................  44     President and General Manager of
                                                 Indianapolis Newspapers, Inc.
John F. Oppedahl........................  54     Publisher and Chief Executive Officer of
                                                 Phoenix Newspapers, Inc.
William A. Franke.......................  62     Director
L. Ben Lytle............................  52     Director
Dan Quayle..............................  52     Director
Richard Snell...........................  68     Director

     FRANK E. RUSSELL has been Chairman of the Company's Board of Directors and Assistant Secretary of the Company since January 1996. Mr. Russell served as President and Chief Executive Officer of the Company from 1979 through 1995. He has been a Director of the Company since 1974. Mr. Russell is one of three trustees of the Selling Shareholder. See "Selling Shareholder."

     LOUIS A. WEIL, III has been President and Chief Executive Officer since January 1996. He served as Publisher and Chief Executive Officer of The Arizona Republic and The Phoenix Gazette and Executive Vice President of Phoenix Newspapers, Inc. between July 1991 and January 1996. Mr. Weil served as Publisher of Time from May 1989 to July 1991 and President and Publisher of The Detroit News from May 1987 to May 1989. Mr. Weil serves as an independent director of Prudential's Domestic Equity, Domestic Fixed Income, Global Fixed Income and Municipal Bond mutual funds. He has been a Director of the Company since 1991.

     THOMAS K. MACGILLIVRAY has been Vice President since April 1997 and Chief Financial Officer since January 1996. Previously, he was Director of Investments from April 1993 to December 1995. He was Vice President and Equity Portfolio Manager for Sovran Capital Management from January 1989 to March 1993.

     ERIC S. TOOKER has been Vice President since April 1997 and General Counsel and Secretary since June 1996. From November 1989 through May 1996, he was Associate General Counsel at Conseco, Inc.

     EUGENE S. PULLIAM has been the Publisher of The Indianapolis Star and The Indianapolis News since 1975 and a Director of the Company since 1954. Mr. Pulliam is the uncle of Dan Quayle, who is a Director of the Company.

     DALE A. DUNCAN has been President and General Manager of Indianapolis Newspapers, Inc. since January 1998. From 1995 until assuming his current position, Mr. Duncan was Vice President, ABC Publishing Group, where he directed the operations of the

Oakland Press, Pontiac, MI; The Belleville News-Democrat, Illinois; and the Times Leader, Wilkes-Barre, PA. Mr. Duncan also served as President and Publisher of the Oakland Press from 1995 to 1997 and was the President and Publisher of the Times Leader from 1986 to 1994.

     JOHN F. OPPEDAHL has been Publisher and Chief Executive Officer of Phoenix Newspapers, Inc. since January 1996. Previously, he was Executive Editor of Phoenix Newspapers, Inc. since 1993 and Managing Editor of The Arizona Republic from 1989 to 1993.

     WILLIAM A. FRANKE has been the Chairman and Chief Executive Officer of America West Holdings Corporation, an aviation and travel service company, since February 1997 and the Chairman of the Board of its principal subsidiary, America West Airlines, Inc., an airline carrier. Mr. Franke was the subsidiary's Chief Executive Officer from December 1993 until February 1997, and its President from May 1996 until February 1997. He is a director of America West Holdings Corporation, America West Airlines, Inc., Phelps Dodge Corporation, Beringer Wine Estates, Mtel Latin America, Inc. and AirTransport Association of America. He is a director and Chairman of the Board of Airplanes Limited and a controlling trustee and Chairman of Airplanes U.S. Trust, entities involved in aircraft financing and leasing. He has been a director of the Company since 1990.

     L. BEN LYTLE has been President and Chief Executive Officer of Anthem Insurance Companies, Inc., an insurance holding company, since 1989 and presently serves as Chairman of the Board of Directors of its major subsidiaries. He is a director of Acordia, Inc., IPALCO, Inc., Duke REIT, and Bank One, Indianapolis, N.A. He has been a Director of the Company since April 1997.

     DAN QUAYLE has been Chairman of Campaign America, a political action committee, since 1995 and Chairman of BTC, Inc., a private company through which he operates certain of his personal business interests, since 1993. He served as Chairman of Circle Investors, Inc., a private financial services and insurance holding company from 1993 until February 1997, and served on the Board of Directors of Amtran, Inc. in 1996. He was Vice President of the United States from January 1989 to January 1993 and a United States Senator from January 1981 to January 1989. Mr. Quayle is a director of American Standard, Inc., U.S. Filter Corporation and Circle Investors, Inc. He has been a Director of the Company since 1993. Mr. Quayle is the nephew of Eugene S. Pulliam.

     RICHARD SNELL has been Chairman of the Board and Chief Executive Officer of Pinnacle West Capital Corporation, a utility holding company and Chairman of the Board of Arizona Public Service Company since 1990. He is also a director of Aztar Corporation and Bank One Arizona Corporation. He has been a Director of the Company since September 1996.

                          DESCRIPTION OF CAPITAL STOCK


     Our authorized capital stock consists of 150,000,000 shares of Class A Common Stock, without par value (the "Class A Common Stock"), 130,000,000 shares of Class B Common Stock, without par value (the "Class B Common Stock"), and 25,000,000 shares of Preferred Stock (the "Preferred Stock"). As of December 4, 1998, 17,218,590 shares of Class A Common Stock were issued and outstanding, 31,345,500 shares of Class B Common Stock, convertible into 3,134,550 shares of Class A Common Stock, were issued and outstanding, and no shares of Preferred Stock have been issued. As of December 4, 1998, the Class A Common Stock was held by approximately 325 shareholders of record and the Class B Common Stock was held by 23 shareholders of record. All outstanding shares are legally issued, fully paid and nonassessable.


                            CLASS A COMMON STOCK AND
                              CLASS B COMMON STOCK

VOTING RIGHTS

     Our Articles of Incorporation provide that each share of Class A Common Stock entitles the holder thereof to one-tenth of a vote per share on all matters on which shareholders are entitled to vote. Each share of Class B Common Stock entitles the holder thereof to one vote per share on all matters on which shareholders are entitled to vote.

     In general, matters submitted to the vote of the shareholders, such as the election of directors, are voted on by holders of the Class A Common Stock and the Class B Common Stock voting together as a single class. Holders of Class A Common Stock and Class B Common Stock are not entitled to vote cumulatively for the election of directors. The holders of the Class B Common Stock hold approximately 94% of the combined voting power of the outstanding Class A Common Stock and Class B Common Stock. Under the Indiana Business Corporation Law, however, holders of Class A Common Stock are also entitled to vote as a separate class to approve amendments to our Articles of Incorporation that modify rights, preferences and powers that affect the rights of the holders adversely, or to increase the number of authorized shares of Class A Common Stock.

DIVIDEND AND LIQUIDATION RIGHTS


     Each share of Class A Common Stock and Class B Common Stock is entitled to receive dividends if and when declared by our Board of Directors. Our Articles of Incorporation provide that dividends must be paid on both the Class A Common Stock and the Class B Common Stock at any time that dividends are paid on either. It is further provided that each share of Class B Common Stock is entitled to receive only 10% of any dividend or other distribution in cash; stock, other than Class A Common Stock or Class B Common Stock; or other property, including any liquidating distribution, made with respect to each share of Class A Common Stock. To the extent that a stock dividend is involved, holders of Class A Common Stock are entitled to receive only Class A Common Stock in respect of those shares and holders of Class B Common Stock are entitled to receive only Class B Common Stock in respect of those shares. Furthermore, the Articles of Incorporation provide that stock dividends on a class of common stock may not be paid without a concomitant stock dividend for the other class of common stock.


TRANSFERABILITY AND CONVERTIBILITY

     The Class A Common stock is freely transferable, subject to applicable securities laws. The Class B Common Stock is also freely transferable, subject to applicable securities laws; however, the Class B Common Stock has not been registered under the Securities Act of 1933, as amended, and we do not plan at any time in the future to register such stock. No trading market currently exists for the Class B Common Stock and it is not anticipated that such a market will develop.

     To allow holders of shares of Class B Common Sock to have access to trading, our Articles of Incorporation provide that each share of Class B Common Stock is convertible at any time at the option of the holder into one-tenth of a share of Class A Common Stock. A shareholder desiring to sell an equity interest represented by Class B Common Stock could thereby convert and sell, consistent with applicable securities laws, shares of Class A Common Stock.


                                PREFERRED STOCK



     No shares of preferred stock have been issued. The Board of Directors, without further shareholder action, is authorized to issue up to 25,000,000 shares of preferred stock and establish the:



     - designations;



     - dividend rights;



     - dividend rate;



     - conversion rights;



     - voting rights;



     - terms of redemption;



     - liquidation preference; and



     - all other preferences and rights of any series of preferred stock.



     However, shares of preferred stock may not be given voting rights without the prior approval of holders of a majority of the outstanding shares of Class B Common Stock.


                         CERTAIN PROVISIONS OF INDIANA
                             CORPORATE LAW AND THE
                            EUGENE C. PULLIAM TRUST


     Certain provisions of Indiana law applicable to us could delay, deter or prevent a merger, tender offer or other takeover attempt of us. Such provisions include those pertaining to "control shares," which only have voting rights to the extent approved by disinterested shareholders and limitations upon business combinations involving us and any "interested shareholder." Interested shareholders are generally defined to include any holder of 10% or more of the corporation's voting securities. The foregoing provisions have limited effect on us in light of the provisions of the Eugene C. Pulliam Trust, which has voting control of us.



     Under the terms of this trust, the trustees are directed not to take or approve any action by us that would cause the trust to have less voting power with respect to us or any corporation into which we are merged or consolidated, than its proportion of the voting power of us at the time of the execution of the trust. At the time this trust was established it had stock representing 54% of all outstanding voting common stock of us. The trust specifies that this limitation shall last for the duration of the trust, except that this limitation shall become void if the trustees (1) unanimously determine that a substantially complete loss of the value of the property held in the trust is seriously threatened and (2) obtain the written consent of two-thirds of the beneficiaries of the trust (which consist of descendants of Eugene C. Pulliam). By its terms, the trust will terminate twenty-one years after the death of the survivor of the class consisting of the descendants of Eugene C. Pulliam living at the time of the most recent amendment to the trust in May 1973. As of December 4, 1998, the trust owned 22,907,500 shares of Class B Common Stock representing approximately 73% of the outstanding Class B Common Stock and approximately 69% of our combined voting power.


                          TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Class A Common Stock and Class B Common Stock is Norwest Bank Minnesota, NA.

                              SELLING SHAREHOLDER


     The table below sets forth the beneficial ownership of our Class A Common Stock by the Charitable Trust as of December 4, 1998 and reflects the repurchases of an aggregate of 4,000,000 shares by us from the Charitable Trust, and the sale of the shares offered hereby. The Selling Shareholder is a charitable trust which, indirectly, received all of its shares of Class A Common Stock in a bequest from the Estate of Nina Mason Pulliam. See "Prospectus Summary -- Selling Shareholder." Mr. Frank E. Russell, one of the three trustees of the Charitable Trust, is the Chairman of the Board of Directors of Central Newspapers, Inc.



                                                                                   SHARES BENEFICIALLY
                            SHARES BENEFICIALLY                                        OWNED AFTER
                              OWNED PRIOR TO                        SHARES TO        THE REPURCHASES
                              THE REPURCHASES        SHARES       BE SOLD IN THE         AND THE
                            AND THE OFFERING(1)    SOLD TO US      OFFERING(2)       OFFERING(3)(4)
                            -------------------   -------------   --------------   -------------------
NAME                         NUMBER     PERCENT                                     NUMBER     PERCENT
----                        ---------   -------                                     ------     -------
Nina Mason Pulliam
  Charitable Trust........  5,446,850     26%       4,000,000       1,162,478        284,372     1.3%


-------------------------

(1) Includes 373,250 shares of Class A Common Stock attributable to 3,732,500 shares of Class B Common Stock.


(2) Includes 188,878 shares of Class A Common Stock attributable to 1,888,780 shares of Class B Common Stock.



(3) Includes 10,000 shares of Class A Common Stock attributable to 100,000 shares of Class B Common Stock.



(4) Assumes that the option granted the underwriter to purchase additional shares is not exercised.


                                 LEGAL MATTERS

     Certain legal matters in connection with the Offering will be passed upon for us by Henderson, Daily, Withrow & DeVoe, Indianapolis, Indiana, for the Selling Shareholder by Barnes & Thornburg, Indianapolis, Indiana, and for the Underwriters by Davis Polk & Wardwell, New York, New York.

                                    EXPERTS


     The consolidated financial statements of Central Newspapers, Inc. as of December 28, 1997 and for the fiscal year then ended, set forth herein, have been included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.



     The consolidated financial statements of Central Newspapers, Inc. as of December 29, 1996 and for each of the two fiscal years in the period ended December 29, 1996, set forth herein, have been included in reliance on the report of Olive LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.



     With respect to the unaudited consolidated financial information of Central Newspapers, Inc. as of September 27, 1998 and for the thirty-nine weeks then ended incorporated by reference in this prospectus, PricewaterhouseCoopers LLP reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate report dated October 19, 1998, states that they did not audit and they do not express in opinion on that unaudited consolidated financial information. PricewaterhouseCoopers LLP has not carried out any significant or additional audit tests beyond those which would have been necessary if their report had not been included. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. PricewaterhouseCoopers LLP is not subject to the liability provisions of Section 11 of the Securities Act for their report on the unaudited consolidated financial information because that report is not a "report" or a "part" of the registration statement prepared or certified by PricewaterhouseCoopers LLP within the meaning of Sections 7 and 11 of the Securities Act.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Central Newspapers, Inc.

     In our opinion, the accompanying consolidated statement of financial position and the related consolidated statements of income, shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Central Newspapers, Inc. and its subsidiaries at December 28, 1997, and the results of their operations and their cash flows for the year in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above. The financial statements of Central Newspapers, Inc. for the two years ended December 29, 1996, prior to restatement of earnings per share for the adoption of Statement of Financial Accounting Standard No. 128, were audited by other independent accountants whose report dated February 3, 1997 expressed an unqualified opinion on those financial statements. We have audited the adjustments that were applied to restate the 1995 and 1996 earnings per share. In our opinion, such adjustments are appropriate and have been properly applied to the 1995 and 1996 financial statements.

PRICE WATERHOUSE LLP

Indianapolis, Indiana
February 2, 1998

                            CENTRAL NEWSPAPERS, INC.

                        CONSOLIDATED STATEMENT OF INCOME

                                                            FOR THE YEAR ENDED:
                                                --------------------------------------------
                                                DECEMBER 31,    DECEMBER 29,    DECEMBER 28,
                                                    1995            1996            1997
                                                ------------    ------------    ------------
                                                   (IN THOUSANDS, EXCEPT PER SHARE DATA)
Operating revenues:
  Advertising.................................    $446,693        $479,474        $541,311
  Circulation.................................     129,537         134,133         143,153
  Other.......................................       3,671           6,708          31,673
                                                  --------        --------        --------
                                                   579,901         620,315         716,137
                                                  --------        --------        --------
Operating expenses:
  Compensation................................     222,748         228,316         239,783
  Newsprint and ink...........................     110,085         113,171         105,467
  Other operating costs.......................     129,362         137,875         177,829
  Depreciation and amortization...............      28,487          35,528          42,022
  Asset impairment cost.......................                       4,226
  Work force reduction cost...................       3,328           1,340           9,999
                                                  --------        --------        --------
                                                   494,010         520,456         575,100
                                                  --------        --------        --------
Operating income..............................      85,891          99,859         141,037
Other income (principally investment
  income).....................................       9,502           5,486           4,318
Other expenses................................      (1,348)         (1,477)         (2,166)
                                                  --------        --------        --------
Income before income taxes....................      94,045         103,868         143,189
Provision for income taxes....................      38,048          42,431          58,797
                                                  --------        --------        --------
Income before minority interest and Equity in
  Affiliate...................................      55,997          61,437          84,392
Minority interests in subsidiaries............      (1,409)         (1,629)         (2,566)
Equity in net earnings (loss) of Affiliate....        (590)          1,726            (331)
                                                  --------        --------        --------
Net income....................................    $ 53,998        $ 61,534        $ 81,495
                                                  ========        ========        ========
Net income per common share:
  Basic.......................................    $   2.03        $   2.31        $   3.17
  Diluted.....................................        2.01            2.28            3.08
Average common shares outstanding:
  Basic.......................................      26,651          26,619          25,732
  Diluted.....................................      26,869          27,038          26,473

See accompanying notes to consolidated financial statements.

                            CENTRAL NEWSPAPERS, INC.

                  CONSOLIDATED STATEMENT OF FINANCIAL POSITION


                                                              DECEMBER 29,    DECEMBER 28,
                                                                  1996            1997
                                                              ------------    ------------
                                                                     (IN THOUSANDS,
                                                                   EXCEPT SHARE DATA)
ASSETS
Current assets:
  Cash and cash equivalents.................................    $ 36,149        $ 36,924
  Marketable securities.....................................      25,612          11,524
  Accounts receivable
     (net of allowances of $1,638 and $2,959)...............      90,023          89,707
  Inventories...............................................       8,912          10,320
  Deferred income taxes.....................................       7,263           7,919
  Other current assets......................................       3,503           5,712
                                                                --------        --------
          Total current assets..............................     171,462         162,106
                                                                --------        --------
Property, plant and equipment:
  Land......................................................      18,225          18,616
  Buildings and improvements................................     121,785         122,409
  Leasehold improvements....................................       4,255           4,412
  Machinery and equipment...................................     367,173         383,626
  Construction in progress..................................       1,414           8,071
                                                                --------        --------
                                                                 512,852         537,134
     Less accumulated depreciation..........................     215,872         250,451
                                                                --------        --------
                                                                 296,980         286,683
                                                                --------        --------
Other assets:
  Land held for development.................................       3,118           3,116
  Goodwill and other intangibles............................      75,449         122,729
  Investment in Affiliate...................................       8,867           8,321
  Other.....................................................      31,096          31,356
                                                                --------        --------
                                                                 118,530         165,522
                                                                --------        --------
TOTAL ASSETS................................................    $586,972        $614,311
                                                                ========        ========

                                                              DECEMBER 29,    DECEMBER 28,
                                                                  1996            1997
                                                              ------------    ------------
                                                                     (IN THOUSANDS,
                                                                   EXCEPT SHARE DATA)
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable..........................................    $ 19,079        $ 19,672
  Short-term bank debt......................................                      10,000
  Accrued compensation......................................      17,052          20,061
  Dividends payable.........................................       5,180           5,613
  Accrued expenses and other liabilities....................      13,914          16,825
  Federal and state income taxes............................       5,880           1,578
  Deferred revenue..........................................      18,034          23,618
                                                                --------        --------
          Total current liabilities.........................      79,139          97,367
                                                                --------        --------
Deferred income taxes.......................................      26,602          26,882
                                                                --------        --------
Long-term debt..............................................       2,678
                                                                --------        --------
Postretirement and other noncurrent liabilities.............      81,759          86,997
                                                                --------        --------
Minority interests in subsidiaries..........................       9,244           1,866
                                                                --------        --------
Redeemable preferred stock Issued by subsidiary.............                      18,920
                                                                --------        --------
Shareholders' Equity:
  Preferred stock -- issuable in series:
  Authorized -- 25,000,000 shares Issued -- none
  Class A Common Stock -- without par value:
  Authorized -- 75,000,000 shares
  Issued and outstanding -- 23,237,711 and 22,017,626
     shares.................................................      24,259          29,934
  Class B Common Stock -- without par value:
  Authorized -- 50,000,000 shares
  Issued and outstanding -- 31,553,000 and 31,345,500
     shares.................................................          63              63
  Retained earnings.........................................     363,365         352,531
  Unamortized value of restricted stock.....................      (1,627)         (1,924)
  Unrealized gain on available-for-sale securities..........       1,490           1,675
                                                                --------        --------
                                                                 387,550         382,279
                                                                --------        --------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY..................    $586,972        $614,311
                                                                ========        ========


See accompanying notes to consolidated financial statements.

                            CENTRAL NEWSPAPERS, INC.

                 CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY


                                                                                                        UNREALIZED
                                        CLASS A                CLASS B                    UNAMORTIZED    GAIN ON
                                      COMMON STOCK          COMMON STOCK                   VALUE OF     AVAILABLE
                                  --------------------   -------------------   RETAINED   RESTRICTED     FOR-SALE
                                    SHARES     AMOUNT      SHARES     AMOUNT   EARNINGS      STOCK      SECURITIES
                                  ----------   -------   ----------   ------   --------   -----------   ----------
                                                         (IN THOUSANDS, EXCEPT SHARE DATA)
BALANCE AT DECEMBER 26, 1994....  23,483,000   $18,182   31,553,000    $63     $300,968                   $  549
Net income (53 weeks)...........                                                 53,998
Dividends declared:
  Class A Common Stock..........                                                (14,573)
  Class B Common Stock..........                                                 (1,957)
Exercise of stock options.......      37,611       785
Change in net unrealized gain on
  available-for-sale
  securities....................                                                                             726
                                  ----------   -------   ----------    ---     --------     -------       ------
BALANCE AT DECEMBER 31, 1995....  23,520,611    18,967   31,533,000     63      338,436                    1,275
Net income (52 weeks)...........                                                 61,534
Dividends declared:
  Class A Common Stock..........                                                (16,856)
  Class B Common Stock..........                                                 (2,272)
Exercise of stock options.......     154,700     3,928
Repurchase of Class A Common
  Stock.........................    (490,100)     (539)                         (17,477)
Issuance of restricted stock....      52,500     1,903                                      $(1,903)
Amortization of restricted
  stock.........................                                                                276
Change in net unrealized gain on
  available-for-sale
  securities....................                                                                             215
                                  ----------   -------   ----------    ---     --------     -------       ------
BALANCE AT DECEMBER 29, 1996....  23,237,711    24,259   31,553,000     63      363,365      (1,627)       1,490

                                                                                                        UNREALIZED
                                        CLASS A                CLASS B                    UNAMORTIZED    GAIN ON
                                      COMMON STOCK          COMMON STOCK                   VALUE OF     AVAILABLE
                                  --------------------   -------------------   RETAINED   RESTRICTED     FOR-SALE
                                    SHARES     AMOUNT      SHARES     AMOUNT   EARNINGS      STOCK      SECURITIES
                                  ----------   -------   ----------   ------   --------   -----------   ----------
                                                         (IN THOUSANDS, EXCEPT SHARE DATA)
Net income (52 weeks)...........                                                 81,495
Dividends declared:
  Class A Common Stock..........                                                (17,866)
  Class B Common Stock..........                                                 (2,512)
Exercise of stock options,
  net...........................     174,432     6,144
Repurchase of Class A Common
  Stock.........................  (1,432,267)   (1,600)                         (71,852)
Repurchase of Class B Common
  Stock.........................                            (17,500)                (99)
Issuance of restricted stock,
  net of cancellations..........      18,750     1,131                                       (1,131)
Amortization of restricted
  stock.........................                                                                834
Common stock conversion.........      19,000               (190,000)
Change in net unrealized gain on
  available-for-sale
  securities....................                                                                             185
                                  ----------   -------   ----------    ---     --------     -------       ------
BALANCE AT DECEMBER 28, 1997....  22,017,626   $29,934   31,345,500    $63     $352,531     $(1,924)      $1,675
                                  ==========   =======   ==========    ===     ========     =======       ======

See accompanying notes to consolidated financial statements.

                            CENTRAL NEWSPAPERS, INC.

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                                            FOR THE YEAR ENDED:
                                                --------------------------------------------
                                                DECEMBER 31,    DECEMBER 29,    DECEMBER 28,
                                                    1995            1996            1997
                                                ------------    ------------    ------------
                                                               (IN THOUSANDS)
Operating activities:
  Net income..................................    $ 53,998        $ 61,534        $ 81,495
  Items which did not use (provide) cash:
     Depreciation and amortization............      29,281          35,528          42,022
     Postretirement and pension benefits......       2,072           2,050           6,593
     Asset impairment cost....................                       4,226
     Unrealized gain (loss) on trading
       securities.............................      (1,009)            821              96
     Minority interests in subsidiaries
       earnings...............................       1,409           1,629           2,566
     Equity in Affiliate earnings (loss)......         540          (1,864)            331
     Deferred income taxes....................       1,791          (1,543)           (583)
     Other....................................         357             634           2,299
  Change in current assets and liabilities:
     Net proceeds from (purchases of) trading
       securities.............................     (17,630)         40,671          11,631
     Accounts receivable......................      (7,730)        (26,320)          2,985
     Inventories..............................        (983)          1,835          (1,409)
     Other current assets.....................      (1,429)          2,363          (1,826)
     Accounts payable.........................       1,056          (1,041)          1,606
     Accrued compensation.....................         749            (317)          2,935
     Accrued expenses and other liabilities...      (4,869)         (1,617)            949
     Federal and state income taxes...........       1,739           3,338          (1,905)
     Deferred revenue.........................       2,941              88           4,038
                                                  --------        --------        --------
       Net cash provided by operating
          activities..........................      62,283         122,015         153,823
                                                  --------        --------        --------
Investing activities:
  Purchases of property, plant and
     equipment................................    $(58,676)       $(46,530)       $(25,135)
  Proceeds from disposition of assets.........       2,452           1,975             407
  Purchases of available-for-sale
     securities...............................     (76,726)        (24,659)
  Proceeds from available-for-sale
     securities...............................      99,051          62,243           2,057
  Acquisitions................................                     (60,509)        (44,219)
  Other.......................................      (8,564)         (5,557)         (3,816)
                                                  --------        --------        --------
       Net cash used by investing
          activities..........................     (42,463)        (73,037)        (70,706)
                                                  --------        --------        --------

                                                            FOR THE YEAR ENDED:
                                                --------------------------------------------
                                                DECEMBER 31,    DECEMBER 29,    DECEMBER 28,
                                                    1995            1996            1997
                                                ------------    ------------    ------------
                                                               (IN THOUSANDS)
Financing activities:
  Cash dividends paid.........................     (15,724)        (18,647)        (20,111)
  Dividends paid to minority interest.........        (678)           (989)         (1,159)
  Proceeds from exercise of stock options.....         619           2,882           3,279
  Borrowings of short-term debt...............                                      39,400
  Repayments of short-term debt...............                                     (29,400)
  Repayments of long-term debt................                      (4,200)           (800)
  Repurchases of common stock.................                     (18,017)        (73,551)
                                                                  --------        --------
       Net cash used by financing
          activities..........................     (15,783)        (38,971)        (82,342)
                                                  --------        --------        --------
Increase in cash and cash equivalents.........       4,037          10,007             775
Cash and cash equivalents, beginning of
  period......................................      22,105          26,142          36,149
                                                  --------        --------        --------
Cash and cash equivalents, end of period......    $ 26,142        $ 36,149        $ 36,924
                                                  ========        ========        ========
Supplemental cash flow information:
  Issuance by subsidiary of redeemable
     preferred stock in exchange for Class A
     common stock of subsidiary...............                                    $ 18,920
  Income taxes paid...........................    $ 34,492        $ 40,798          62,172
  Interest paid...............................         215             615           1,706


See accompanying notes to consolidated financial statements.

                            CENTRAL NEWSPAPERS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1 -- NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

     Nature of Operations -- Central Newspapers, Inc. and its subsidiaries (the "Company") are primarily engaged in the publishing and distribution of newspapers. Revenues are principally derived from advertising and newspaper sales in the Phoenix, Arizona and Indianapolis, Indiana metropolitan areas. The Company also has an 80% interest in the Westech group of companies which are predominantly in the jobs fair business and a 13.5% interest in Ponderay Newsprint Company ("Affiliate"), a partnership formed to own a newsprint mill in the State of Washington.

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Principles of Consolidation -- The consolidated financial statements include the accounts of the Company and all wholly-owned and majority-owned subsidiaries. Investments in companies in which the Company exercises significant influence are accounted for using the equity method. All significant intercompany accounts and transactions have been eliminated.

     Fiscal Year -- The Company's fiscal year ends on the last Sunday of the calendar year. The fiscal year 1995 included 53 weeks and the fiscal years 1996 and 1997 included 52 weeks.

     Revenue Recognition -- Advertising revenue is recognized when the advertisement appears in the newspaper. Deferred subscription revenue, which primarily represents amounts received from customers in advance of newspaper delivery, is included in revenue over the subscription term.

     Cash Equivalents -- The Company considers highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

     Concentrations of Credit Risk -- Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash equivalents, trade accounts receivable and investments in marketable securities. The Company places its temporary cash with financial institutions and limits the amount of credit exposure to any one financial institution. Accounts receivable are with customers located primarily in the immediate geographical area of each city of publication. The Company reviews a customer's credit history before extending credit and establishes an allowance for doubtful accounts based on factors surrounding the credit risk of specific customers, historic trends and other information. The Company, by policy, limits the type and amount of its investments in marketable securities.

     Inventories -- Newsprint is valued at the lower of cost or market on the last-in, first-out (LIFO) method. Other inventories are valued at the lower of cost or market using the first-in, first-out (FIFO) and moving average methods.

     Property, Plant and Equipment -- Property, plant and equipment are carried at cost. Depreciation is computed using primarily the straight-line method based on the estimated useful lives of the assets. The principal estimated useful lives range from three to 15 years for machinery and equipment and 10 to 40 years for buildings and leasehold improvements.

     Investment in Affiliate -- The Company uses the equity method of accounting for its 13.5% partnership interest in Ponderay Newsprint Company.

                            CENTRAL NEWSPAPERS, INC.

     Goodwill and Other Intangibles -- Goodwill acquired before 1970 is not being amortized. Goodwill and other intangibles acquired after 1970 are being amortized on a straight-line basis over periods of 15 to 40 years. Amortization expense amounted to $794,000 in 1995, $1,928,000 in 1996 and $4,945,000 in 1997.
Accumulated amortization was $4,185,000 and $9,130,000 at the end of 1996 and 1997, respectively.

     The Company reviews goodwill and other intangibles for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. If the undiscounted expected future cash flows from use of the asset are less than its carrying value, an impairment loss would be recognized.

     Income Taxes -- The Company provides for the determination of deferred tax liabilities and assets at the end of each period based on the difference between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect when taxes are actually paid or recovered. The Company files a consolidated federal income tax return with its wholly and majority-owned subsidiaries.

     Net Income Per Common Share -- In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share," which requires companies to present basic earnings per share ("EPS") and diluted EPS. The Company has adopted this new standard in 1997 and has restated EPS for all prior periods.

     Basic EPS is computed based upon the weighted average number of common shares outstanding in each year. The Class B common stock is included in the computation as if converted to Class A common stock at a ratio of 10 shares of Class B common stock to one share of Class A common stock.

     Diluted EPS includes the effect of stock options granted under the Company's Amended and Restated Stock Compensation Plan.

     Accounting Changes -- The Company adopted SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," in the first quarter of 1996. The statement establishes accounting standards for recognizing and measuring impairment of long-lived assets, and requires reducing the carrying amount of any impaired assets to fair value. Application of SFAS No. 121 resulted in a charge to earnings in 1996 of approximately $2,500,000, net of tax.

     The Company also adopted SFAS No. 123, "Accounting for Stock-Based Compensation," in 1996. The statement prescribes accounting and reporting standards for all stock-based compensation plans. The Company has elected to continue to use existing methods for recognizing the expense of these plans and provide pro forma disclosures in the financial statements and EPS using the fair value method prescribed in the statement.

     Reclassifications -- Certain amounts in the financial statements have been reclassified to conform to the 1997 presentation.

2 -- BASIC AND DILUTED EARNINGS PER SHARE

     The following is a reconciliation of the numerators and denominators of the basic

                            CENTRAL NEWSPAPERS, INC.

and diluted EPS computations as required by SFAS No. 128, "Earnings Per Share":


                                                       1995           1996           1997
                                                       ----           ----           ----
                                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
Basic EPS Computation:
Numerator (Net income)..............................  $53,998        $61,534        $81,495
Denominator:
Average Common Shares Outstanding...................   26,651         26,619         25,732
Basic EPS...........................................     2.03           2.31           3.17
Diluted EPS Computation:
Numerator (Net income)..............................   53,998         61,534         81,495
Denominator:
Average Common Shares Outstanding...................   26,651         26,619         25,732
Stock Options.......................................      218            419            741
          TOTAL.....................................   26,869         27,038         26,473
Diluted EPS.........................................  $  2.01        $  2.28        $  3.08


3 -- ACQUISITIONS, REDEEMABLE PREFERRED STOCK AND STOCK REPURCHASES


     In February 1997, the Company acquired 80% of the Santa Clara, California based Westech group of companies for $34,800,000. The transaction was recorded using purchase accounting. The group, which had 1997 sales of $32,200,000, includes Westech ExpoCorp., which organizes job fairs for the high-technology industry, High Technology Careers, which publishes High Technology Careers Magazine and Virtual Job Fair, an Internet-based resume posting and research service and JobsAmerica, which organizes job fairs for service industry positions. The transaction generated $32,400,000 of goodwill which is being amortized on a straight line basis over 15 years. In June 1997, Westech acquired the assets of Target Career Fairs, a Boston-based company that organizes job fairs for the high-technology industry in the eastern portion of the U.S., including the cities of Boston, Raleigh, Orlando, Philadelphia and St. Louis. Target had 1996 revenues of approximately $3,000,000. The Company has an option to purchase the remaining 20%.


     In January 1997, the Company acquired the remaining 9.8% of Indianapolis Newspapers, Inc. ("INI") common stock that it did not already own. This transaction was accomplished by issuing to the minority shareholders an aggregate of 1,892 shares of newly created, non-voting, INI preferred stock, with an aggregate stated value of $18,920,000 in exchange for the shares of INI common stock owned by them. The preferred stock provides for aggregate annual dividends of $1,324,000 on a cumulative basis, is callable in five years by INI, and is redeemable at any time by the shareholders of INI at the stated value plus accrued but unpaid dividends. The total acquisition consideration of $18,920,000 was accounted for using the purchase method of accounting. This transaction resulted in goodwill of $8,468,000 and a reduction of the minority interest of $9,244,000.

     In March 1996, the Company acquired 100% of the outstanding common stock of McCormick and Company, Inc. ("McCormick"), the parent company of the Alexandria Daily Town Talk newspaper of Louisiana and McCormick Graphics, Inc., a commercial

                            CENTRAL NEWSPAPERS, INC.

printing subsidiary. The purchase price of approximately $62,000,000 was paid entirely with cash. The amount of the purchase price allocated to goodwill was approximately $47,473,000 and is being amortized over forty years.

     In December 1997, the Board of Directors authorized the repurchase of up to $100,000,000 of the Company's Class A common stock. The shares may be purchased within the subsequent three years on the open market or in privately negotiated transactions. This authorization replaces the March 19, 1996 repurchase program under which 745,000 shares of Class A common stock had been repurchased at a cost of approximately $33,200,000.

     In May 1997, the Company repurchased an aggregate of 1,177,367 shares of the Company's Class A common stock from three non-profit organizations for total consideration of $58,600,000.

     In October 1997, the Company acquired an 80% interest in Home Buyer's Fair LLC which provides Internet-based services and information for people who are moving and corporations which are relocating employees. The Company has an option to purchase the remaining 20%.

4 -- MARKETABLE SECURITIES

     Management determines the classification of its investments in debt and equity securities at the time of purchase. Securities classified as available-for-sale are carried at fair value, with unrealized gains and losses, net of tax, reported as a separate component of shareholders' equity. Securities classified as trading securities are carried at fair value with unrealized gains and losses reported in earnings. The cost of securities sold is based on the specific identification method. All marketable debt securities and preferred stock are classified as current assets. Certain available-for-sale equity securities are classified as noncurrent assets.

                            CENTRAL NEWSPAPERS, INC.

     The following is a summary of securities at December 29, 1996:

                                                            GROSS         GROSS
                                             AMORTIZED    UNREALIZED    UNREALIZED     FAIR
                                               COST         GAINS         LOSSES       VALUE
                                             ---------    ----------    ----------     -----
                                                              (IN THOUSANDS)
Available-for-Sale Securities
Debt securities of the U.S. Treasury and
  agencies.................................   $ 1,998                                 $ 1,998
Equity securities..........................       373       $3,107                      3,480
Other......................................       268                                     268
                                              -------       ------                    -------
                                                2,639        3,107                      5,746
                                              -------       ------                    -------
Trading Securities
Debt securities of the U.S. Treasury and
  agencies.................................       806                      $ (4)          802
Corporate debt securities..................     1,259                        (6)        1,253
Mortgage-backed securities.................     9,576          184                      9,760
Preferred stock............................    11,070           94          (13)       11,151
Other......................................       213                       (67)          146
                                              -------       ------         ----       -------
                                               22,924          278          (90)       23,112
                                              -------       ------         ----       -------
                                              $25,563       $3,385         $(90)      $28,858
                                              =======       ======         ====       =======

     The following is a summary of securities at December 28, 1997:


                                                            GROSS         GROSS
                                             AMORTIZED    UNREALIZED    UNREALIZED     FAIR
                                               COST         GAINS         LOSSES       VALUE
                                             ---------    ----------    ----------     -----
                                                              (IN THOUSANDS)
Available-for-Sale Securities
  Equity securities........................   $   128       $2,794                    $ 2,922
  Other....................................       283                                     283
                                              -------       ------                    -------
                                                  411        2,794                      3,205
                                              -------       ------         ----       -------
Trading Securities
  Preferred stock..........................    10,945          118         $ (8)       11,055
  Other....................................       204                       (18)          186
                                              -------                      ----       -------
                                               11,149          118          (26)       11,241
                                              -------       ------         ----       -------
                                              $11,560       $2,912         $(26)      $14,446
                                              =======       ======         ====       =======

                            CENTRAL NEWSPAPERS, INC.

     Included in the Company's earnings for 1995, 1996 and 1997 were changes in net unrealized holding gains (losses) of $1,009,000, $(821,000), and $96,000 respectively, from trading investments.

     Proceeds from the sale of available-for-sale investments totaled approximately $99,051,000, $62,243,000, and $2,057,000 in 1995, 1996 and 1997.
Gross realized gains and losses for 1995, 1996 and 1997 on available-for-sale investments, based upon the specific identification method, were insignificant. The fair value of equity securities in the amounts of $2,922,000 in 1997 and $3,246,000 in 1996 have been classified with other noncurrent assets.

5 -- EMPLOYEE BENEFIT PLANS

     The Company has defined benefit plans to provide pension benefits to all employees who have met certain eligibility requirements. Benefits are based primarily on length of service, wages earned, age and the amount of optional employee contributions. The Company's policy is to fund at least the minimum amount required by ERISA. Assets of the plans consist primarily of stocks, bonds and short-term investments. During 1996, the defined benefit plan of McCormick was combined into the defined benefit plan of the Company. The plan assets of McCormick exceeded the projected benefit obligation by approximately $5,308,000.

     The funded status for the Company's defined benefit plans at year end:

                                                                1996        1997
                                                                ----        ----
                                                                 (IN THOUSANDS)
Actuarial present value of plan benefits:
Vested......................................................  $195,864    $209,591
Nonvested...................................................     9,941      10,190
                                                              --------    --------
Accumulated benefit obligation..............................   205,805     219,781
  Effect of future salary increases.........................    11,335      14,775
                                                              --------    --------
Projected benefit obligation................................   217,140     234,556
Plan assets at fair value...................................   241,397     279,734
                                                              --------    --------
Plan assets in excess of projected benefit obligation.......    24,257      45,178
Unrecognized SFAS No. 87 transition asset...................    (6,265)     (4,981)
Unrecognized prior service cost.............................     3,236       2,792
  Unrecognized net gain.....................................   (14,226)    (39,559)
                                                              --------    --------
Prepaid pension cost........................................  $  7,002    $  3,430
                                                              ========    ========

     Assumptions used in determining funded status at the end of 1996 were a 9% rate of return, 7.5% discount rate and a 4% rate of compensation increase. The assumptions for determining funded status at the end of 1997 were a 9% rate of return, 7.25% discount rate and a 4% rate of compensation increase.

                            CENTRAL NEWSPAPERS, INC.

     Pension expense included the following components:


                                                            1995        1996        1997
                                                            ----        ----        ----
                                                                   (IN THOUSANDS)
Service cost -- benefits earned during the year.........  $  4,904    $  6,861    $  6,572
Interest cost on projected benefit obligation:..........    14,116      14,575      16,437
Return on assets:
  Actual................................................   (48,898)    (35,418)    (53,472)
  Deferred gain.........................................    33,542      18,274      34,885
Amortization of:
  Transition asset......................................    (1,283)     (1,283)     (1,283)
  Prior service cost....................................       444         444         444
  (Gain) loss...........................................       (10)         39         (11)
                                                          --------    --------    --------
Pension expense.........................................  $  2,815    $  3,492    $  3,572
                                                          ========    ========    ========


     Significant assumptions used in determining pension expense:

                                                              1995    1996    1997
                                                              ----    ----    ----
Expected long-term rate of return...........................  9.0%    9.0%    9.0%
Discount rate...............................................  8.75    7.00    7.50
Rate of increase in future compensation levels..............  5.0     4.0      4.0


     The Company has a wage deferral plan qualified under Section 401(k) of the Internal Revenue Code that covers all eligible employees. Company matching contributions to this plan were $4,397,000, $4,600,000, and $4,517,000 for 1995,
1996 and 1997.


6 -- POSTRETIREMENT BENEFIT OBLIGATION

     The Company sponsors postretirement medical and life insurance plans which are available to most of its employees. In order to be eligible for these plans, employees must retire from the Company and have been covered under an active plan. The level of benefits provided depends on the year of retirement and years of service. The plans are contributory with periodic adjustments in the amount of contributions by retirees. The Company's policy is to fund these benefits as claims and premiums are paid.

                            CENTRAL NEWSPAPERS, INC.

     The status of the postretirement benefit obligation at year end:

                                                               1996       1997
                                                               ----       ----
                                                                (IN THOUSANDS)
Accumulated postretirement benefit obligation:
  Retirees..................................................  $55,048    $51,096
  Fully eligible active plan participants...................   14,340     14,828
  Other active plan participants............................   20,511     21,704
                                                              -------    -------
  Total accumulated postretirement benefit obligation.......   89,899     87,628
  Unrecognized prior service cost...........................    2,957      1,189
  Unrecognized net loss.....................................   (8,198)    (1,330)
                                                              -------    -------
Accrued postretirement benefit obligation...................  $84,658    $87,487
                                                              =======    =======

     The net postretirement benefit cost included the following components:

                                                               1995       1996       1997
                                                               ----       ----       ----
                                                                     (IN THOUSANDS)
Service cost -- benefits earned during the year.............  $ 1,941    $ 2,859    $ 3,185
Interest cost on accumulated benefit obligation.............    5,387      5,974      6,091
Amortization of unrecognized prior service cost.............   (1,927)    (1,927)    (1,947)
Amortization of loss (gain).................................     (241)       128         38
                                                              -------    -------    -------
Postretirement benefit expense..............................  $ 5,160    $ 7,034    $ 7,367
                                                              =======    =======    =======

     The accumulated postretirement benefit obligation was determined using a discount rate of 7.25% and a health care cost trend rate of 7% in 1997 decreasing to 5% in the year 2000 and thereafter. Discount rates used for 1996 and 1995 were 7.5% and 7.0%, respectively. The effect of a 1% increase each year in the health care cost trend rate would result in an increase of approximately $8,089,000 in the accumulated postretirement benefit obligation at the end of 1997 and $1,121,000 in the aggregate service and interest components of the 1997 expense.

7 -- WORK FORCE REDUCTION

     The Company has reduced its work force in response to The Phoenix Gazette closure, changes in distribution methods in Indianapolis, economic conditions, increasing costs and changes in technology. Early retirement incentive programs contributed to the staff reductions. Employees were offered early retirement benefits through a non-qualified supplemental retirement plan and those terminated due to job eliminations received severance payments. Work force reduction costs include retirement benefits, severance payments, carrier conversion incentives, agency signing bonuses and professional support.

                            CENTRAL NEWSPAPERS, INC.

OTHER INCOME AND OTHER EXPENSES

                                                               1995      1996      1997
                                                               ----      ----      ----
                                                                    (IN THOUSANDS)
Income items:
Interest....................................................  $7,213    $5,196    $2,598
Change in unrealized gain on trading securities.............   1,009      (821)      (96)
Gain on disposition of assets...............................      72        90
Dividend....................................................     572       960       830
Other.......................................................     708        79       896
                                                              ------    ------    ------
Total.......................................................   9,502     5,486     4,318
                                                              ------    ------    ------
Expense items:
Interest....................................................     238       618     1,710
Loss on disposition of assets...............................     357       463        56
Other.......................................................     753       396       400
                                                              ------    ------    ------
Total.......................................................  $1,348    $1,477    $2,166
                                                              ======    ======    ======

9 -- INCOME TAXES

     The provision for income taxes, exclusive of tax effects from equity in earnings of Affiliate, consisted of:

                                                               1995       1996       1997
                                                               ----       ----       ----
                                                                     (IN THOUSANDS)
State:
Currently payable...........................................  $ 7,347    $ 8,007    $10,903
Deferred....................................................      354       (301)       (60)
                                                              -------    -------    -------
                                                                7,701      7,706     10,843
                                                              -------    -------    -------
Federal:
Currently payable...........................................   28,910     35,967     48,477
Deferred....................................................    1,437     (1,242)      (523)
                                                              -------    -------    -------
                                                               30,347     34,725     47,954
                                                              -------    -------    -------
Provision for income taxes..................................  $38,048    $42,431    $58,797
                                                              =======    =======    =======

                            CENTRAL NEWSPAPERS, INC.

     Components of net deferred income tax liability:

                                                              1995        1996       1997
                                                              ----        ----       ----
                                                                    (IN THOUSANDS)
(No valuation allowance required)
Depreciation..............................................  $ 53,520    $ 55,533    $57,796
Pension...................................................       562       2,490      2,878
Other.....................................................     1,731       1,647      1,933
                                                            --------    --------    -------
Gross deferred tax liability..............................    55,813      59,670     62,607
                                                            --------    --------    -------
Postretirement benefits...................................   (33,124)    (33,938)   (35,488)
Vacation..................................................    (3,857)     (3,995)    (3,767)
Other.....................................................    (2,596)     (2,398)    (4,351)
                                                            --------    --------    -------
Gross deferred tax asset..................................   (39,577)    (40,331)   (43,606)
                                                            --------    --------    -------
Net deferred income tax liability.........................  $ 16,236    $ 19,339    $19,001
                                                            ========    ========    =======

     Reconciliation of the U.S. federal statutory tax rate to the effective tax rate:

                                                 1995              1996              1997
                                            --------------    --------------    --------------
                                                              (IN THOUSANDS)
Federal statutory tax rate................  $32,916   35.0%   $36,354   35.0%   $50,116   35.0%
State taxes net of federal tax effect.....    5,006    5.3      5,009    4.8      7,048    5.0
Goodwill and other........................      126    0.2      1,068    1.0      1,633    1.1
                                            -------   ----    -------   ----    -------   ----
Provision for income taxes................  $38,048   40.5%   $42,431   40.8%   $58,797   41.1%
                                            =======   ====    =======   ====    =======   ====

10 -- INVENTORIES

     Newsprint inventory, valued at LIFO, amounted to $6,455,000 and $7,710,000 at the end of 1996 and 1997. If the FIFO inventory valuation method had been exclusively used for newsprint, the value would have been $3,352,000 and $5,139,000 higher, respectively. Other inventories, consisting primarily of newspaper production supplies, amounted to $2,457,000 and $2,610,000 at the end of 1996 and 1997.

11 -- INVESTMENT IN AFFILIATE

     The Company, through its subsidiaries, has a 13.5% partnership interest in Ponderay Newsprint Company, which was formed to own a newsprint mill in the State of Washington. Under the terms of a loan agreement, the Company has guaranteed certain partnership bank debt in the amount of $16,875,000. At the end of 1996 and 1997, $36,400,000 had been invested in Ponderay.

     The Company has committed to purchase for use in Phoenix the lesser of 13.5% of annual newsprint production or 28,400 metric tons on a "take if tendered" basis until the debt is repaid. Newsprint purchased from Ponderay amounted to $22,177,000 during 1996 and $23,735,000 during 1997.

                            CENTRAL NEWSPAPERS, INC.

     Summarized financial data for Affiliate:


                                                            1995        1996        1997
                                                            ----        ----        ----
                                                                   (IN THOUSANDS)
Results of operations:
  Net sales.............................................  $151,690    $160,979    $131,330
  Net income (loss).....................................    (4,666)     22,399      (4,040)
Financial position
  Current assets........................................  $ 27,881    $ 17,934    $ 22,150
  Property and equipment, at cost -- net................   278,224     263,013     250,038
  Other assets..........................................     3,457       3,098       2,433
                                                          --------    --------    --------
                                                          $309,562    $284,045    $274,621
                                                          ========    ========    ========
  Current liabilities...................................  $ 37,252    $ 18,336    $ 29,018
  Long-term debt ($125 million guaranteed by
     partners)..........................................   229,048     200,048     183,982
  Partners' capital.....................................    43,262      65,661      61,621
                                                          --------    --------    --------
                                                          $309,562    $284,045    $274,621
                                                          ========    ========    ========


     Summary of the Company's investment in Affiliate:


                                                               1995      1996       1997
                                                               ----      ----       ----
                                                                    (IN THOUSANDS)
Investment, beginning of year...............................  $3,989    $ 5,843    $8,867
Equity in partnership income (loss).........................    (630)     3,024      (546)
Additional investments......................................   2,484
                                                              ------    -------    ------
Investment, end of year.....................................  $5,843    $ 8,867    $8,321
                                                              ======    =======    ======
Equity in Affiliate:
Equity in partnership income (loss).........................  $ (630)   $ 3,024    $ (546)
Current income tax expense..................................    (606)    (1,425)     (377)
Deferred tax benefit........................................     696        265       593
Other.......................................................     (50)      (138)       (1)
                                                              ------    -------    ------
Equity in net earnings (loss) of Affiliate..................  $ (590)   $ 1,726    $ (331)
                                                              ======    =======    ======


12 -- SHORT-TERM BORROWINGS AND LONG-TERM DEBT

     In May 1997, the Company entered into a $60,000,000 unsecured, uncommitted, short-term credit agreement of which $39,400,000 was drawn to partially fund the repurchase of stock. As of December 28, 1997, $10,000,000 remained outstanding on the short-term credit agreement at an annual interest rate of approximately 6%.

     Included in accrued expenses and other liabilities is the $2,678,000 amount relating to

                            CENTRAL NEWSPAPERS, INC.

the 50-year 4 1/2% debentures due
December 1, 1998. The trust indenture contains various requirements and restrictions as to the financial activities of INI and its subsidiary. There are certain restrictions on capital expenditures and dividend payments by INI.

     Interest expense on these facilities and other debt amounted to $121,000 in 1995, $347,000 in 1996 and $1,710,000 in 1997.

13 -- RENTAL EXPENSE AND LEASE COMMITMENTS

     Rental expense for 1995, 1996 and 1997 amounted to $4,429,000, $5,000,000 and $5,532,000. Future obligations for minimum annual rentals under noncancelable long-term leases are not significant.

14 -- CAPITAL STOCK AND STOCK COMPENSATION PLAN

     Class A common stock is entitled to 1/10 of a vote per share. The Class B common stock has one vote per share while its dividend and liquidation distributions are 1/10 of the amount of Class A common stock. Class B common stock may be converted into Class A common stock at a ratio of ten shares of Class B common stock for one share of Class A common stock. The Eugene C. Pulliam Trust ("Trust") owns Class B common stock which provides the Trust the majority voting control of the Company. At December 28, 1997, the Company has reserved 2,400,537 shares of Class A common stock for issuance under its Stock Compensation Plan, 500,000 shares for issuance under its 401(k) plan and 3,134,550 shares for issuance upon conversion of Class B common stock.

     Dividends declared per share:

                                                              1995     1996     1997
                                                              ----     ----     ----
Class A common stock........................................  $ .62    $ .72    $ .80
Class B common stock........................................   .062     .072     .080

     The Company's Stock Compensation Plan provides for the granting of stock options and the issuance of restricted stock grants to certain officers, key employees and members of the Board of Directors. Options issued under this plan are granted at prices determined by the Stock Option Committee of the Board of Directors but not less than fair market value on the date of the grant. Options granted may be incentive or non-qualified options with a term of 10 years. Options granted before December 25, 1994, and Board of Director member options are currently exercisable. Options granted in 1995 and prior to September 13, 1996, are exercisable three years from date of grant and options granted after September 13, 1996, become exercisable ratably over a three year period beginning on the first anniversary of the grant.

     The Company has historically accounted for employee stock compensation in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees." Under APB No. 25, no compensation costs are recognized if options are granted at an exercise price equal to the current market value of the stock. SFAS No. 123, "Accounting for Stock-Based Compensation," was adopted by the Company on January 1, 1996. As permitted by SFAS No. 123, the Company has elected to continue accounting for employee stock compensation under the APB No. 25 rules, but disclose pro forma results using SFAS No. 123's alternative accounting treatment, which calculates the total compensation expense to be recognized as the fair value of the award at the date of grant. The fair value of options granted in 1995, 1996 and 1997 was estimated on the grant date using the

                            CENTRAL NEWSPAPERS, INC.

Black-Scholes option pricing model using the following assumptions:

                                                              1995        1996        1997
                                                              ----        ----        ----
Risk-free interest rates..................................  6.0-7.0%     6.5-6.6%       6.2%
Dividend yields...........................................      2.0%         2.0%       1.2%
Expected volatility.......................................     27.0%        27.0%      29.0%
Weighted average expected life of options.................   6 years    4-6 years    4 years

     Under SFAS No. 123, compensation cost is recognized in the amount of the estimated fair value of the options and amortized to expense over the options' vesting period. The pro forma effects on net income and earnings per share of this statement are as follows:


                                                                1995        1996        1997
                                                                ----        ----        ----
                                                              (IN THOUSANDS EXCEPT SHARE DATA)
Net income:
  As reported...............................................  $53,998     $61,534     $81,495
  Pro forma.................................................   53,543      60,316      79,656
Earnings per share:
As reported
Basic.......................................................  $  2.03     $  2.31     $  3.17
Diluted.....................................................     2.01        2.28        3.08
Pro forma
Basic.......................................................     2.00        2.27        3.10
Diluted.....................................................     1.99        2.23        3.01

                            CENTRAL NEWSPAPERS, INC.

     The following is a summary of the status of the Company's Stock Compensation Plan as of and for the three years ended December 28, 1997:


                                                                               WEIGHTED AVERAGE
                                                  SHARES                          PER SHARE
                                                 RESERVED        SHARES       ------------------
                                                   FOR           UNDER        EXERCISE    MARKET
                                                  GRANTS         OPTION        PRICE      PRICE
                                                 --------        ------       --------    ------
Outstanding, December 25, 1994................  2,055,950        868,450       $21.34     $27.13
  Additional reserved.........................    800,000
  Granted.....................................                   543,000        28.34      28.34
  Exercised...................................    (52,850)       (52,850)       20.35      28.81
  Cancelled...................................                    (7,500)       23.75         --
                                                ---------      ---------       ------     ------
Outstanding, December 31, 1995................  2,803,100      1,351,100        24.18      31.38
  Granted.....................................                   339,000        37.36      37.36
  Exercised...................................   (154,700)      (154,700)       19.20      36.08
  Cancelled...................................                   (51,500)       26.58         --
  Restricted Shares...........................    (52,500)
                                                ---------      ---------       ------     ------
Outstanding, December 29, 1996................  2,595,900      1,483,900        27.63      42.88
  Granted.....................................                   123,975        48.45      48.45
  Exercised...................................   (176,613)      (176,613)       21.53      59.44
  Restricted shares-net.......................    (18,750)
  Cancelled...................................                   (10,050)       32.16         --
                                                ---------      ---------       ------     ------
Outstanding, December 28, 1997................  2,400,537      1,421,212       $30.18     $70.06
                                                =========      =========       ======     ======


     The following table summarizes information about stock options outstanding at December 28, 1997:


                                OUTSTANDING                EXERCISABLE
                       ------------------------------   ------------------
                                             WEIGHTED             WEIGHTED
                                             AVERAGE              AVERAGE
                                   AVERAGE   EXERCISE             EXERCISE
EXERCISE PRICE RANGE    SHARES     LIFE(a)    PRICE     SHARES     PRICE
--------------------    ------     -------   --------   ------    --------
$15.00-$24.99            476,950     5.1      $22.53    476,950    $22.53
$25.00-$34.99            504,000     7.6       28.41      6,000     30.22
$35.00-$44.99            316,837     8.6       37.37     72,817     37.75
$45.00-$54.99            114,425     9.2       46.57      4,000     51.75
$55.00-$74.99              9,000     9.8       72.50         --
                       ---------                        -------
                       1,421,212     7.1       30.18    559,767     24.81
                       =========                        =======


-------------------------

(a) Weighted average contractual life remaining in years

     The Company issued restricted stock grants to certain key executives who have a critical impact on the long-term performance of the Company. The Compensation Committee of the Board of Directors awarded 52,500 shares and 19,250 shares of Class A common stock in 1996 and 1997, respectively, whereby transfer restrictions lapse at the end

                            CENTRAL NEWSPAPERS, INC.

of five years from the award date or as early as three years upon achieving certain performance goals. The restricted stock grants have all the rights of shareholders, including the right to receive dividends, except for conditions regarding transferability of shares or upon the termination of employment. Upon issuance of the shares, unearned compensation equivalent to the market value at the date of grant was recorded as unamortized value of restricted stock and is being charged to earnings over the period during which the restrictions lapse. During 1996 and 1997, compensation expense in the amount of $276,000 and $834,000 respectively, has been recorded related to these restricted stock grants.

15 -- FAIR VALUE OF FINANCIAL INSTRUMENTS

     The carrying amounts of the Company's financial instruments approximate the fair value. The Company has guaranteed $16,875,000 of Ponderay debt. The carrying value approximates the guaranteed amount.

16 -- CONTINGENCIES

     There are various libel and other legal actions that have arisen in the normal course of business and are now pending against the Company. It is the opinion of management that final disposition of such litigation will not have any material adverse effect on the Company's financial position or results of operations.

                                  UNDERWRITING

     The Selling Shareholder and the underwriters for the offering (the "Underwriters") named below have entered into an underwriting agreement with respect to the Class A Common Stock being offered. Subject to certain conditions, each Underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co. is the representative of the Underwriters.

                        Underwriters                          Number of Shares
                        ------------                          ----------------
Goldman, Sachs & Co.........................................
Donaldson, Lufkin & Jenrette Securities Corporation.........
                                                              ----------------
  Total.....................................................
                                                              ================

                           -------------------------

     If the Underwriters sell more shares than the total number set forth in the table above, the Underwriters have an option to buy up to an additional 174,372 shares from the Selling Shareholder to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the Underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

     The following table shows the per share and the total underwriting discounts and commissions to be paid to the Underwriters by the Selling Shareholder. Such amounts are shown assuming both no exercise and full exercise of the Underwriters' option to purchase additional shares.

          Paid by the Selling Shareholder
          -------------------------------
                           No             Full
                        Exercise        Exercise
                        --------        --------
Per share............    $               $
Total................    $               $


     Shares sold by the Underwriters to the public will initially be offered at the public offering price set forth on the cover of this prospectus. Any shares sold by the Underwriters to securities dealers may be sold at a discount of up
to $     per share from the initial public offering price. Any such securities dealers may resell any shares purchased from the Underwriters to certain other
brokers or dealers at a discount of up to $     per share from the initial
public offering price. If all the shares are not sold at the initial offering price, the representatives may change the offering price and the other selling terms.



     The Company, the Selling Shareholder, and the Eugene C. Pulliam Trust, as well as the directors and other executive officers of the Company, have agreed that, during the period beginning from the date of this prospectus and continuing and including the date 90 days after the date of the Prospectus, they will not offer, sell, contract to sell or otherwise dispose of any shares of Class A Common Stock or any security convertible into or exchangeable for shares of Class A Common Stock without the prior written consent of Goldman, Sachs & Co., except as otherwise provided in the Underwriting Agreement.


     In connection with the offering, the Underwriters may purchase and sell shares of Class A Common Stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the Underwriters of a greater number of shares than they are required to purchase in the offerings. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the Class A Common Stock while the offering is in progress.

     The Underwriters also may impose a penalty bid. This occurs when a particular Underwriter repays to the Underwriters a portion of the underwriting discount received by it because the representatives have repur-chased shares sold by or for the account of such Underwriter in stabilizing or short covering transactions.

     These activities by the Underwriters may stabilize, maintain or otherwise affect the market price of the Class A Common Stock. As a result, the price of the Class A Common Stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the Underwriters at any time. These transactions may be effected on the NYSE, in the over-the-counter market or otherwise.

     The Selling Shareholder estimates, that its share of the total expenses of the offering, excluding underwriting discounts and commissions, will be
approximately $       .

     The Company and the Selling Shareholder have agreed to indemnify several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

------------------------------------------------------------
------------------------------------------------------------

     No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

                           -------------------------

                               TABLE OF CONTENTS


                                            Page
                                            ----
Available Information.....................    3
Incorporation of Certain Documents by
  Reference...............................    4
Prospectus Summary........................    5
Risk Factors..............................    8
Price Range of Common Stock and Dividend
  Policy..................................   11
Use of Proceeds...........................   11
Capitalization............................   12
Selected Consolidated Financial Data......   13
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations..............................   16
Business..................................   27
Management................................   34
Description of Capital Stock..............   36
Selling Shareholder.......................   38
Legal Matters.............................   38
Experts...................................   38
Index to Consolidated Financial
  Statements..............................  F-1
Underwriting..............................  U-1


------------------------------------------------------------
------------------------------------------------------------
------------------------------------------------------------
------------------------------------------------------------

                                1,162,478 Shares
                            CENTRAL NEWSPAPERS, INC.
                              Class A Common Stock

                                    cni logo
                              GOLDMAN, SACHS & CO.
                          DONALDSON, LUFKIN & JENRETTE
                      Representatives of the Underwriters

------------------------------------------------------------
------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth all fees and expenses payable in connection with the issuance and distribution of the shares of Class A Common Stock, other than underwriting discounts and commissions. All such fees and expenses will be paid by the Selling Shareholder and the Company. All the amounts shown are estimates, except for the Securities and Exchange Commission registration fee and the NASD filing fee.


Securities and Exchange Commission registration fee.........  $25,365
NASD filing fee.............................................  $ 9,624
"Blue Sky" fees and expenses................................       --
Legal fees and expenses.....................................        *
Accounting fees and expenses................................        *
Printing expenses...........................................        *
Miscellaneous...............................................        *
                                                              -------
          Total.............................................        *
                                                              =======
* To be filed


ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Sections 23-1-37-1 -- 23-1-37-15 of the Indiana Business Corporation Law permit a corporation to indemnify directors and officers against liability incurred in certain proceedings if the individual's conduct was in good faith and the individual reasonably believed, in the case of conduct in the individual's official capacity, that such conduct was in the best interests of the corporation and, in all other cases, believed such conduct was at least not opposed to the best interests of the corporation. If the proceeding is criminal, the individual must either have had no reasonable cause to believe that such conduct was unlawful or had reasonable cause to believe that such conduct was lawful. The statute requires a corporation to indemnify an individual who is wholly successful in the defense of any such proceeding against reasonable expenses incurred by such individual, unless the Articles of Incorporation provide otherwise. The corporation may pay for or reimburse the reasonable expenses incurred by a director or officer who is a party to a proceeding in advance of final disposition of the proceeding if certain conditions are satisfied. Unless otherwise provided in the Articles of Incorporation, a director or officer may apply for court ordered indemnification, which will include reasonable expenses incurred to obtain the indemnification order if the court determines that the director is entitled to mandatory indemnification or that the director is fairly and reasonably entitled to indemnification in view of all the relevant circumstances. Except in the case of mandatory indemnification, a corporation may indemnify a director of officer only after it is determined that the individual meets the standard of conduct described above. In addition, a corporation may also indemnify and advance expenses to an officer, whether or not a director, to the extent, consistent with public policy, that may be provided by its Articles of Incorporation, by-laws, general or specific action of its board of directors or contract. Section 23-1-37-14 of the Indiana Business Corporation Law empowers an Indiana corporation to purchase and maintain insurance on behalf of any director or officer against any liability asserted against, or incurred by, such individual in any such capacity or arising out of his or her status as such, whether or not the corporation would have had the power to indemnify against such liability.

     The Amended and Restated Articles of Incorporation of the Registrant permit the Registrant to indemnify any person who is or was a director or officer of the Registrant to the fullest extent allowed by law.

     The Registrant also carries liability insurance covering officers and directors.

ITEM 16.  EXHIBITS.


EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
  1.1     Form of Underwriting Agreement.*
  4.1     Amended and Restated Articles of Incorporation of Central
          Newspapers, Inc.*
  4.2     The Amended and Restated Code of By-Laws of Central
          Newspapers, Inc.*
  5.1     Opinion of Henderson, Daily, Withrow & DeVoe as to legality of the shares.
 10.1     Stock Purchase Agreement by and between the Nina Mason
          Pulliam Charitable Trust and Central Newspapers, Inc., dated as of September 21, 1998 incorporated by reference to Form
          10-Q dated November 5, 1998.
 10.2     Standstill and Option Agreement by and between the Nina
          Mason Pulliam Charitable Trust and Central Newspapers, Inc.
          dated as of September 21, 1998 incorporated by reference to
          Form 10-Q dated November 5, 1998.
 10.3     Stock Purchase Agreement by and between the Nina Mason
          Pulliam Charitable Trust and Central Newspapers, Inc., dated as of November 13, 1998.
 10.4     Credit Agreement among Central Newspapers, Inc., The First
          National Bank of Chicago, Bank of Montreal, and Norwest Bank
          Minnesota dated as of November 10, 1998.
 10.5     First Amendment to Credit Agreement among Central
          Newspapers, Inc., The First National Bank of Chicago, Bank
          of Montreal, and Norwest Bank of Minnesota dated as of
          November 16, 1998.
 15.1     Awareness Letter of PricewaterhouseCoopers LLP.*
 23.1     Consent of PricewaterhouseCoopers LLP.
 23.2     Consent of Olive LLP (formerly Geo. S. Olive & Co. LLC).
 23.3     Consent of Henderson, Daily, Withrow & DeVoe (contained in the opinion filed as Exhibit 5.1 to this Registration
          Statement).
 24.1     Powers of Attorney.*


---------------

 * Previously filed


ITEM 17.  UNDERTAKINGS.

     The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

          (2) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (3) For the purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 15 above or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted against the registrant by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3, and has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Phoenix, Arizona on the 9th day of December, 1998.


                                          CENTRAL NEWSPAPERS, INC.

                                          By: /s/  LOUIS A. WEIL, III
                                            ------------------------------------
                                             President & Chief Executive Officer


     Pursuant to the requirements of the Securities Act, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.



                     SIGNATURE                                  TITLE                    DATE
                     ---------                                  -----                    ----

              /s/ LOUIS A. WEIL, III                 President, Chief Executive    December 9, 1998
---------------------------------------------------    Officer and Director
                Louis A. Weil, III                     (Principal Executive
                                                       Officer)

            /s/ THOMAS K. MACGILLIVRAY               Vice President and Chief      December 9, 1998
---------------------------------------------------    Financial Officer
              Thomas K. MacGillivray                   (Principal Financial and
                                                       Accounting Officer)

                         *                           Director                      December 9, 1998
---------------------------------------------------
                 William A. Franke

                         *                           Director                      December 9, 1998
---------------------------------------------------
                   L. Ben Lytle

                         *                           Director                      December 9, 1998
---------------------------------------------------
                 Eugene S. Pulliam

                         *                           Director                      December 9, 1998
---------------------------------------------------
                    Dan Quayle

                         *                           Director                      December 9, 1998
---------------------------------------------------
                 Frank E. Russell

                         *                           Director                      December 9, 1998
---------------------------------------------------
                   Richard Snell

              *By: /s/ ERIC S. TOOKER
---------------------------------------------------
                 Attorney-in-Fact

                                 EXHIBIT INDEX



EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
  1.1     Form of Underwriting Agreement.*
  4.1     Amended and Restated Articles of Incorporation of Central
          Newspapers, Inc.*
  4.2     The Amended and Restated Code of By-Laws of Central
          Newspapers, Inc.*
  5.1     Opinion of Henderson, Daily, Withrow & DeVoe as to legality of the shares.
 10.1     Stock Purchase Agreement by and between the Nina Mason
          Pulliam Charitable Trust and Central Newspapers, Inc., dated as of September 21, 1998 incorporated by reference to Form
          10-Q dated November 5, 1998.
 10.2     Standstill and Option Agreement by and between the Nina
          Mason Pulliam Charitable Trust and Central Newspapers, Inc.
          dated as of September 21, 1998 incorporated by reference to
          Form 10-Q dated November 5, 1998.
 10.3     Stock Purchase Agreement by and between the Nina Mason
          Pulliam Charitable Trust and Central Newspapers, Inc., dated as of November 13, 1998.
 10.4     Credit Agreement among Central Newspapers, Inc., The First
          National Bank of Chicago, Bank of Montreal, and Norwest Bank
          Minnesota dated as of November 10, 1998.
 10.5     First Amendment to Credit Agreement among Central
          Newspapers, Inc., The First National Bank of Chicago, Bank
          of Montreal, and Norwest Bank of Minnesota dated as of
          November 16, 1998.
 15.1     Awareness Letter of PricewaterhouseCoopers LLP.*
 23.1     Consent of PricewaterhouseCoopers LLP.
 23.2     Consent of Olive LLP (formerly Geo. S. Olive & Co. LLC).
 23.3     Consent of Henderson, Daily, Withrow & DeVoe (contained in the opinion filed as Exhibit 5.1 to this Registration
          Statement).
 24.1     Powers of Attorney.*


---------------

 * Previously filed